SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NUMBER 2 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                   OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                  OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              NVID INTERNATIONAL, INC.
                  (Name Of Small Business Issuer In Its Charter)



          DELAWARE                                        59-3458195
(State or Other Jurisdiction of                          (I.R.S. Employer
 Incorporation or Organization)                          Identification No.)


28163 U.S. Highway 19 North, Suite 302,
      Clearwater, Florida                                  33761
 (Address Of Principal Executive Offices)                 (Zip Code)



                                 (727) 669-5005
              (Registrant's Telephone Number, Including Area Code)



        Securities to be Registered Pursuant to Section 12(g) of the Act:
                         COMMON STOCK, $.001 PAR VALUE

                                     PART I

ITEM 1. - BUSINESS.
------------------

General

      NVID International, Inc. (the "Company") is a holding company the sole material asset of which is the stock of its subsidiary, Aqua Bio Technologies, Inc. References to the Company in this registration statement include the activities of its subsidiary. The Company is in the business of researching, developing and marketing water purification and disinfection products using a technology known as ionization.

      The Company was incorporated on August 20, 1984 under Delaware law as Network Video, Inc., for the purpose of franchising video specialty stores. In 1986, it completed an initial public offering pursuant to a Registration
Statement under the Securities Act of 1933 on Form S-18. On February 17, 1988, the Company filed Form 15, terminating its obligation to file periodic reports with the United States Securities and Exchange Commission (the "Commission"). The Company discontinued its video business in 1988 because of intense competition.

      The Company conducted no business until 1994, when it entered into an agreement with Superior Aqua Products, Inc., a Florida corporation ("Superior"). Under that agreement, the Company acquired all of the outstanding shares of Superior in exchange for the issuance of 18,281,500 shares of its common stock. At the same time, the Company's shareholders authorized its name change to NVID International, Inc.

      The Company's administrative office is located at 28163 U.S. Highway 19 North, Suite 302, Clearwater, Florida 33761, and its telephone number is (727) 669-5005. The Company's fiscal year end is December 31.

      On April 4, 1997, the Company was named as a defendant in civil litigation brought by the Commission stemming from the actions of two Company officers arrested for misappropriation of stockholder funds and fraud. On April 5, 1997, the two officers and two additional members of the Company's board of directors resigned from their positions with the Company. On April 15, 1998, following negotiations between the Company's new management and the Commission, the Company executed a Consent and Stipulation for Final Judgment, which was approved on August 14, 1998, and which terminated the Commission's proceedings against the Company.

      The terms of the Consent and Stipulation for Final Judgment included a full settlement, without adjudication of any facts or law, in which NVID agreed to pay a fine and prejudgment interest; all but $25,000 of the fine and interest was waived following NVID's transfer of certain assets to a court-appointed receiver for distribution to investors. No other civil penalty was imposed on NVID. NVID also voluntarily consented to the entry of a Final Judgment of Permanent Injunction and Other Equitable Relief, and waived any rights it might have had to the assets of the two former officers named as co-defendants. Finally, NVID agreed to cancel any NVID shares owned by the former officers and a former director.

Company History

      When current management took control of the Company in April 1997, the Company had just been named as a defendant in the civil litigation brought by the Commission. All Company assets were frozen at this time, and the Company did no substantive business until August 14, 1998, when current management executed the Consent and Stipulation for Final Judgment.

      Prior to April 4, 1997, when the Company's assets were officially frozen, the Company's product sales were made through a network of approximately fifteen independent dealers and distributors, each of which generally carried only one product line. Despite the existence of a network of independent dealers, however, the Company's sales prior to April 4, 1997 were insignificant. During the litigation by the Commission, which lasted over a year, all but two dealers closed their businesses. Management's focus necessarily remained on resolving the litigation favorably and bringing the Company forward. During this period, the total number of Company employees was reduced from fourteen to two. The Company currently has only two employees, both of whom work for the Company full-time.

      At the time of the litigation, the Company was developing a new product called Axenohl - a non-toxic, stabilized form of ionic copper concentrate, which can be used as an additive in hard-surface disinfectants. Tests performed for the Company by ABC Research, Inc. of Gainesville, Florida showed encouraging results for copper solutions, but significantly better results when silver electrodes were used to create the ionic solution, instead of copper electrodes. In fact, the efficacy produced by the silver ionic solution in Axenohl convinced the Company to substitute silver for copper in most of its ionization products. Axenohl's development was a milestone in the Company's history, because it changed the Company's focus in ionization from copper to silver, and opened an array of potential markets and applications for the Company's products.

      Since  the  Commission's  termination  of the  litigation,  the  Company's principal focus has been testing, researching and developing its water purification and disinfection product lines. Other than a few pool and spa products, since April 1997, the Company's minimal revenues have been comprised of sales incidental to research and testing of the Company's products. The Company has pursued U.S. and worldwide patent protection for its products, has sought to qualify for certain government and regulatory certifications and permits and has nearly completed the infrastructure necessary to bring its products to market.

Company's Current Activities

      The Company's efforts continue to focus on the research and development of its water disinfection product lines and the creation of a network of licensed distributors to sell its products. The Company has focused on a marketing approach designed to license corporate partners to sell the Company's products for specific applications, including: (i) pool and spa disinfection, (ii) industrial and residential water purification and (iii) agricultural aspects of water disinfection. Currently, the Company has signed license agreements with three (3) corporate partners. The licenses between the Company and its licensees usually involve an initial license fee for exclusivity and an ongoing royalty payment to the Company. The Company is also establishing a distributor network and expects to sell directly to large institutional and governmental entities via direct sales and e-commerce. The Company's website www.aquabiotech.com is currently under construction and is expected to be fully operational by January 31, 2001.

      The Company's product lines include (i) three separate ionization water purification systems: Superior Aqua Systems, Ionic Disinfection Systems, and Random Metering System, and (ii) the hard-surface disinfectant, Axenohl. All of these products are fully developed and available for purchase from the Company or one of its licensed distributors.

      The Company has no additional products under development, but it is conducting further studies aimed at identifying additional market applications for the Company's existing product lines. Most of these additional applications focus on the agricultural industry, which the Company believes is one of the water disinfection and purification markets with the largest growth potential. For example, the Company is developing a disinfection system for poultry applications and is researching the application of Axenohl for reducing blight infection on Agave cactus.

      NVID is voluntarily filing this Form 10-SB because it would like to increase the availability of public information with respect to its operations and improve its ability to access the capital markets to fund expansion. Upon the effectiveness of this Registration Statement, the Company intends to apply for reinstatement of the eligibility of its common stock to be quoted on the over-the-counter bulletin board.

      The Company has a small asset base of $602,302, the majority of which are intangible assets. Although the Company has been in existence for a number of years, management's efforts to develop the Company's business have not yet resulted in generation of significant revenues. Indeed, the Company has experienced net losses of $578,500 in 1998, $587,699 in 1999 and $735,620 in the first nine months of 2000. It has an accumulated deficit of $6,569,631 as of September 30 2000. As noted in the report of its independent certified public accountants, the Company's operating losses raise substantial doubt about its ability to continue as a going concern.

      To date, management's efforts have focused on developing licensing relationships and promoting and conducting research and development to demonstrate the feasibility and efficacy of the Company's products. Until potential customers are convinced of the viability of the Company's technology, it is unlikely that the Company will generate significant revenue.

Overview of Business

      The Company develops water disinfection systems using "ionization." These systems are based on a process that emits precise amounts of copper and silver ions into water systems to control and remove bacteria, viruses, fungi, yeast and algae. Uses for the Company's products include industrial, commercial and residential water systems, cisterns, hospitals, agriculture, marine habitats, pools, fountains, spas and cooling towers. From simple applications like pools, spas or fountains, to more complicated hospital infection control systems, the Company's products are designed to meet a broad spectrum of water disinfection requirements. In addition to water disinfection systems, the Company owns the rights to Axenohl, a non-toxic, environmentally friendly liquid disinfectant, formulated for initial use as a hard surface cleaner. Axenohl is also produced with proprietary ionization technology.

      There  are  various   technologies   used  for  disinfecting   water.  The
conventional technologies include chlorine, reverse osmosis, filtration, ultraviolet light, ozone and chlorine dioxide. While all of these technologies have beneficial attributes, they also possess significant drawbacks in terms of cost, ease of handling and use, maintenance and long-term disinfecting capability (commonly referred to as "residual effect"). In addition, conventional water treatment systems often use significant amounts of chlorine, a highly toxic and caustic chemical. Repeated studies have shown that the toxicity of chlorine creates dangerous health and environmental hazards and is caustic to equipment.

      The  benefits  of  the  Company's   ionization  products  include  reduced
operating and maintenance costs resulting from a reduction of chlorine and increased life of operating equipment.

      Silver and copper have long been known for their biocidal properties - copper for its ability to kill algae, and silver for its ability to kill a wide range of bacteria and viruses. In fact, the characteristics of the process now known as "ionization" were recognized in ancient Greece, where copper cups and silver chalices were the preferred way to store drinking water. During the 19th century, pioneers in the United States placed copper and silver coins in the water casks attached to their wagons. The constant rocking and rolling of the wagons released ions of copper and silver, which killed bacteria, yeast and viruses, and helped maintain a clean water supply. More recently, NASA used ionization technology to control bacteria for the Apollo space missions.

      Ionization begins when an electric charge is applied to specially formulated alloys of copper or silver. When electricity contacts the alloy, an electrically charged atom called an "ion" is released. Ions, which have a positive charge, attach to algae walls, bacteria and other particles, which have a negative charge. The ions penetrate the foreign substances' membranes, and eventually the foreign substances die. In killing the algae or bacteria, the ions function much the same way as white corpuscles in the bloodstream. They attack and kill by attaching themselves to the cells' membranes. The dead matter then clumps together and is carried away and filtered out of the water. Ionization is a safe and effective method of removing bacteria and algae from water, while avoiding the harmful side effects caused by large doses of chlorine or other conventional water treatment chemicals.

      All water systems are susceptible to growth of microorganisms. Colonies of microorganisms, including bacteria, viruses, protozoa and fungi, usually grow within pipes, plants and tanks. Algae may also be present if the microorganisms are exposed to sunlight. Sloughing, water pressure and grazing by protozoa release the microorganisms into the water, where they can damage pipes and, more seriously, expose water users to harmful - even fatal - bacteria (such as the bacteria known as Legionella Pneumophila ("Legionella"), responsible for Legionnaire's Disease). Chemical treatments, dosed at "safe" levels, are often unable to cope with the freed bacteria in the time available for treatment. The Company believes that ionization is gaining recognition as the most successful and cost-effective method of preventing the proliferation of microorganisms with minimal environmental impact.

Industry Overview

      Water purification and disinfection is a multi-billion dollar global industry because of an increasingly limited supply of drinkable water, global economic expansion, the increasing need for high-quality or ultra pure water by commercial and industrial companies, heightened public health and safety concerns relating to drinking water, and the promulgation of numerous government regulations for water quality. Management believes that water contamination is one of the world's most serious environmental risks.

      The Company believes that it has benefited from, and will benefit from, several existing and emerging market trends, including increased consumer emphasis on health and safety concerns relating to drinking water and water supplies, growing demand for alternatives to chlorine-based systems and continued promulgation of government regulations relating to water purification and treatment.

      Principal components of the water purification and disinfection industry include the consumer, bottled water, commercial and industrial, residential/municipal drinking water and wastewater treatment markets. With the exception of bottled water, the Company has developed products, which meet the needs of consumers in each of these market segments. Specifically, the Company has focused on applications for Le-
gionella control within hospital hot water systems, cooling tower disinfection, industrial and residential drinking water disinfection and purification, horticultural aspects of disinfection, pool and spa disinfection, dental waterline disinfection and hard surface disinfection within the food processing industry.

Disinfection/Purification Technologies

      The principal technologies used in the water disinfection and purification industry include:

      Filtration. Filtration is a process typically used for separating solids from a liquid by means of a porous substance, layers of inert material (e.g. sand, gravel) or a membrane. The most significant drawback to filtration is the lack of a residual effect and the limitations imposed by the size of the filters, which can be ineffective for controlling the growth of microorganisms.

      Reverse Osmosis. Reverse osmosis is a water treatment process that removes undesirable materials from the water by using water pressure to force the water molecules through a semi-permeable membrane. Reverse osmosis, like filtration, has no residual effect and can be extremely expensive because of the replacement cost of a membrane.

      Chlorine. A long-standing technology for water treatment first used at the beginning of the 20th century, chlorine remains the most widely adopted form of water treatment in the United States. Chlorine is a relatively inexpensive gas, which at appropriate levels, destroys most water-borne pathogens. The drawbacks of chlorine include its high toxicity to human health through disinfection by-products called trihalomethanes ("THMs"), storage and handling problems, limited residual effect, susceptibility to heat and light, and environmental concerns.

      Chlorine Dioxide. Though more expensive than chlorine, chlorine dioxide is also more stable and retains a longer disinfecting residual than chlorine. Chlorine dioxide, however, suffers the same logistical and handling problems as chlorine and is also highly unstable under temperature and heat fluctuations.

      Ozone. Ozone, a pale, light blue gas, has been used to treat drinking water since the end of the 19th century. Significantly more expensive than chlorine, ozone has highly effective germicidal properties. In addition to its cost, however, ozone cannot be stored or transported because of its short lifespan. It has no residual effect.

      Ultraviolet Light. Ultraviolet light is nominally more expensive than chlorine, though it has no residual effect. It is effective against most forms of viruses, though the equipment necessary for its use reduces its applications.

      Ionization. Ionization disinfection systems were developed to overcome the disadvantages and hazards associated with disinfection by chlorine and other conventional water treatment systems. The contact time of silver, aided by the synergistic effects of copper, will kill bacteria and viruses within minutes and are completely unaffected by temperature and sunlight. Ionization is cost-effective, non-corrosive, non-toxic, easily regulated and has a long-term residual effect. As important, ionization technology is environmentally friendly and creates no human health hazards. Ionized water produced by the Company's systems is odorless, tasteless and, perhaps most importantly, ultra pure. The biggest drawback to ionization is the under or over dosing which may occur with conventional ionization equipment. The only known ionization systems that can precisely dose and meter ions are the RMS, IDS and Axenohl concentrate (which is metered into the process water with a conventional dosing pump). Additionally, conventional ionization units using a high percentage of copper assayed electrodes have the potential to stain marcite or plaster pools. For staining to occur, however, alkalinity, pH, and calcium hardness must be extremely out of balance, and the copper ion level must be at 1ppm or higher. As a practical matter, this would only occur if the disinfection system was totally neglected. Significantly, even at 1ppm, the water would not be a health hazard to humans.

The Company's Products

      The selection of a particular Company water disinfection system depends on the consumer's end-use and application. The Company's product lines include Superior Aqua Systems, Ionic Disinfection Systems and the Random Metering System. The Company has also developed and markets AXENOHL, a liquid disinfectant formulation that employs ionization technology. All of these products are fully developed and available for purchase from the Company or one of its licensed distributors.

      Random Metering System. Traditional ionization equipment produces the same output rate of ions, regardless of the demands placed on the water system. The Random Metering System ("RMS") expands the application of ionization disinfection systems by creating a separate water source to create ions outside of the treated water stream. RMS is the only known ionization water disinfection system that can treat large volumes of drinking water. By controlling the off-line water flow, ions can be concentrated and injected into the treated water based on actual demand and flow rates.

      Ions produced by the RMS product do not dissipate in high temperatures, unlike competitive technologies such as chlorine. This factor is significant because high temperatures can reduce the residual disinfection potency of a particular water purification technology. Similarly, the residual potency of chlorine is reduced by exposure to ultraviolet light from the sun. Ionization is unaffected by sunlight. These characteristics enable RMS products to be used specifically to prevent and control Legionella. The Legionella organism thrives within colonies of microorganisms, which adhere to the inside of piping distribution networks that transport water for domestic and drinking water use.

Because RMS can treat even large volumes of water effectively, it can be used in health care and hospital settings.

In 1998, the Company formed an alliance with EHPC Ionization, Ltd. of London, England, ("EHPCI, Ltd.") a company with similar interests in ionization technology. EHPCI, Ltd. holds the exclusive license from the inventors of the RMS system to commercialize that system. EHPCI, Ltd. has entered into a distribution and exclusive license agreement with the Company that enables the Company to use RMS technology to assemble, sell, distribute and service the RMS product line in North America.

      Subsequently, with the Company's consent, EHPCI, Ltd. and Wallace & Tiernan, a subsidiary of United States Filter Corporation, executed an agreement allowing Wallace & Tiernan to manufacture, market and distribute the RMS technology on a non-exclusive, global basis. Because this arrangement would infringe on the Company's North American territory, the Company is entitled to one-half of all licensing fees and royalties paid by Wallace & Tiernan to EHPCI, Ltd. EHPCI Ltd. recently assigned its RMS technology rights to an affiliated company, GWR, Ltd.

      The Company has sublicensed the RMS technology to Innovative Medical Services, Inc. ("IMS") of El Cajon, California for North American hospital applications, including hot water disinfection and control of Legionella. Pursuant to its license agreement with the Company, IMS will also market and distribute RMS products to the healthcare markets in Australia, South and Central America and Mexico. Under the terms of the license, IMS purchases the RMS systems from the Company and pays a royalty to the Company on each unit IMS sells.

      Ion Disinfection System. The Ion Disinfection System ("IDS") was designed to augment the Company's RMS product line. IDS uses ionic silver in much the same way as the RMS system. The differences between the RMS and IDS systems are size and dosing capabilities. While the RMS product line is designed to treat large volumes of water with adjustable injection of precise doses of ionic silver, the IDS unit doses directly into the treated water at a constant rate depending on water flow. The compact size of the IDS units makes them preferable for residential and light commercial use. Target markets include cisterns, water wells, restaurants and small to medium sized hotels. Because of the size and performance capabilities of the IDS product line, IDS products have also been used in emergency situations requiring potable drinking water.

        Based on the operational success of the IDS system in Mexico, the Company has entered into a distributor agreement with Mr. Federico Rodriguez, the owner of Aqua Bio Technologies, S.A. de C.V. Aqua Bio Technologies, S.A. de C.V. has been incorporated under the laws of Mexico to perform distribution and marketing functions through its dealership arrangements with Mexican distributors.

      Superior Aqua Systems. The Company's Superior Aqua Systems ("SAS") product line operates in conjunction with the existing circulation system of a pool, spa, cooling tower or hot water system. SAS products use a flow cell, which is simply inserted into the existing water circulation system, and a control unit, which electronically regulates the output of ions into the water. The release of the ions maintains a long-term disinfecting residual effect regardless of heat, sunlight or evaporation. A simple testing kit may be used to monitor subsequent water quality. When low levels of chlorine are used with SAS, a synergistic residual effect produces near pristine water quality at a very low cost.

      Management believes SAS is beneficial for use in indoor and outdoor pools, fountains, decorative ponds, cooling towers and a wide range of mid-level industrial and agricultural applications. It is cost effective, environmentally safe and user friendly.

      AXENOHL. In addition to developing and marketing ionization water treatment systems, the Company markets the non-toxic, disinfectant product Axenohl (formerly Microsafe). Axenohl formulations have been developed for five separate market groups: (1) veterinary medicine, (2) healthcare, including dental applications, (3) drinking water, (4) cooling towers, and (5) hard surface disinfectant.

      The world market for cleaning compounds is a multi-billion dollar industry. Cleaning products may be classified broadly as household cleaners or industrial/institutional cleaners. Household cleaners include laundry detergents, dish detergents and surface cleaners. Only surface cleaners are marketed typically as having disinfectant properties.

      Axenohl uses ionization stabilization technology to create a liquid disinfectant suitable for many applications, including prevention of contamination by bacteria and viruses. The product is formulated by generating silver ions in an organic acid bath, which acts as a stabilizer for the silver. Axenohl can be produced in a liquid concentrated form and used on surfaces in food processing plants, homes, hospitals, restaurants and public facilities to kill bacteria, viruses, and other microorganisms. Axenohl is cost effective to ship long distances by container because of the high concentration levels achieved in the manufacturing process. As a result, this allows the Company to market Axenohl over a broad geographical area.

      The Company licenses the Axenohl technology to corporate partners who manufacture it and maintain product inventories. IMS has signed an agreement to manufacture and market Axenohl through the Internet, mass merchandisers, manufacturer representatives and distributors. The Company has also entered an Agreement with ETIH20, Inc., to manufacture and distribute Axenohl in the Southeastern United States, Costa Rica, and the Pacific Basin. Further research and refinement of the Axenohl product is being conducted by Bio Analytical Services, Inc., Key Laboratories and ABC Research, Inc.

Manufacture, Distribution and Sale of Products

     The Company distributes its products by licensing them for manufacture, distribution and sale. Currently, the Company's RMS and IDS products are manufactured exclusively by Westlund Engineering, Inc. of Clearwater, Florida. The Company's SAS product line is manufactured by Superior Aqua Enterprises, Inc. of Sarasota, Florida. Axenohl is manufactured for the Company by ETI-H2O, Inc. of Lake City, Florida. Current licensing arrangements provide a distribution network for the Company's products encompassing both domestic and international markets, including North America, Europe, Mexico, Central and South America and the Pacific Basin.

      The Company's water disinfection systems are segmented into two general categories: commercial and consumer. Consumer applications include potable water supplies, pools, spas and fountains. Commercial applications include pools, spas and fountains, as well as cooling towers, health care facilities, agriculture, marine mammal habitats and industrial use. In addition, the Company sells Axenohl through license agreements as a household and commercial hard surface disinfectant, for veterinary medicine applications and for dental applications.

      The Company's strategy is to license its products for specific applications in geographic areas. To date, the Company has licensed product applications in municipal drinking water and wastewater applications, point of entry/point of use drinking water applications, dental water lines, food processing and health care applications.

Competitors

      The markets in which the Company competes are highly competitive and most are fragmented, with numerous regional and local participants. The Company, however, believes it has a competitive advantage because few, if any, of its competitors have the ionization technology found in RMS and Axenohl.
Furthermore, the few companies that employ ionization are small, local operations, with sales of less than two million dollars annually. No other ionization company has the ability to disinfect municipal drinking or wastewater. Moreover, national and international patents protect the Company's processes. Management does not consider any of the ionization technology company competitors significant, when compared to competition from the chemical industry and from other disinfection technologies.

      The Company has focused on specific market applications for its products. For example, the RMS is targeted for industrial and large-scale water disinfection projects, including hospitals, municipal wastewater treatment facilities and large hotels. IDS represents the "mid-range" applications, typically light-industrial/commercial and residential. Specific IDS applications may include small hotels, schools and restaurants. The Company's SAS product line is a circulation system designed for pools and spas, as well as agricultural sprayers, irrigation and greenhouses. These three distinct ionization product lines can meet the needs of all types of consumers in the water purification marketplace.

      The Company's  final product line is Axenohl,  a stabilized,  ionic silver concentrate, which can be used as an additive for an array of disinfection products, including hard-surface disinfectant, water treatment and veterinary applications. The Company has applied for and expects to receive EPA
certification   for  Axenohl  by  January  31,   2001.   Once  it  receives  EPA
certification, the Company will submit Axenohl to the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) for certification for human topical and human internal use. The Company believes that if it receives FDA certification, Axenohl's market may enlarge to include such diverse products as soaps, shampoos, acne medicine, athlete's foot treatment and mouthwash.

      The Company believes that its products - all environmentally friendly alternatives to conventional chemical water treatment technologies - are well-positioned to benefit from a general decline in the use of chlorine. The Company's philosophy and its products are tied to the general message of reducing or eliminating toxic chemicals and improving the environment. This philosophy distinguishes the Company from more conventional chemical water treatment companies. The Company believes that while other environmentally friendly alternatives including ultra-violet, ozone and reverse osmosis, will also gain market share, ionization is well suited for use in conjunction with these alternative technologies.

      The Company recognizes that some of its competitors, such as United States Filter Corporation and Culligan, are multi-line companies with substantially greater resources than the Company. The Company believes, however, that its focus on specific market applications and its environmentally friendly philosophy will allow it to compete in both domestic and global markets.

License Agreements

     The Company has a Royalty Agreement with Mr. Andrew Arata for the Axenohl product line. Mr. Arata is the inventor of Axenohl. Under the terms of the agreement, he is paid 5% of gross revenues in perpetuity.

     Wallace  &  Tiernan,  Ltd.  (UK),  a  subsidiary  of United  States  Filter
Corporation, entered into an agreement in perpetuity with EHPCI, Ltd. for non-exclusive worldwide manufacturing and distribution rights for the RMS system. Since the Company held the exclusive North American license from EHPCI, Ltd. it became a party to the agreement between EHPCI, Ltd. and Wallace & Tiernan, Ltd. Under the terms of the worldwide agreement, the Company receives a royalty of 12 1/2% of the gross selling price for all units sold in North America, and has the option to purchase any RMS systems produced under private label by Wallace & Tiernan, Ltd. for cost plus 28%. EHPCI, Ltd.

recently assigned its RMS technology rights to an affiliated company, GWR, Ltd. To date, the Company has earned no revenue under this agreement.

      Under the terms of the Company's RMS License Agreement with IMS (under which EHPCI, Ltd. is a co-licensor), the Company and EHPCI, Ltd. collectively receive a flat license fee and a royalty of 16 1/2% of the gross manufacturing cost for all RMS units sold by IMS. The Company is entitled to 62.5% of this consideration. The agreement expires in January, 2001. To date, the Company has earned no revenue under this agreement.

      The Company has entered a five-year manufacturing and distribution agreement with ETI-H2O to produce and sell the Axenohl product line exclusively in the country of Costa Rica and on a non-exclusive basis in the southeastern United States, including Florida, Georgia, Alabama, Mississippi, Louisiana, South Carolina, North Carolina, Virginia, Tennessee and Kentucky. The agreement expires in 2004. To date, the Company has earned no revenue under this agreement.

      ETI-H2O, Inc. has also signed a two-year commitment for exclusive manufacture and non-exclusive marketing of the Axenohl product for New Zealand, Australia, Thailand, Philippines, Singapore and Malaysia. Under the terms of the agreement, the Company receives an escalating royalty on each sale. The agreement expires in 2001. To date, the Company has earned no revenue under this agreement.

      The Company has entered a License Agreement with IMS for Axenohl on a worldwide basis for dental waterline applications and point of use applications. Under the agreement, the Company receives fifty percent (50%) of any up-front license fee received by IMS in the course of sub-licensing to third party distributors and a 15% royalty based on the manufactured cost of Axenohl sold by IMS. The agreement expires in December 2002. To date, the Company has earned no revenue under this agreement.

Intellectual Property

      Patents. All of the products developed by the Company are protected by U.S. and PCT country patents pending. As a result, the Company has very few direct competitors using the same technology. The Company has competitors who use different, more conventional technologies, including chlorine, ultraviolet, ozone, chlorine dioxide, reverse osmosis, copper and silver.

      The Company has received an Official Notice of Allowance for its pending Axenohl patent application, and expects United States Letters Patent will be issued by March 31, 2001. The Company has also sought patent protection for Axenohl under international treaty. The Company owns the property rights to Axenohl under an assignment from Axenohl's inventor, Andrew Arrata.

      Trade Secrets. Three of the four product lines carried by the Company use trade secrets involving ionization: RMS, IDS and Axenohl. Each of these products uses the stabilization of silver ions, which normally have a shelf life of only three to four hours. By utilizing the Company's discoveries, however, silver ions can be stabilized for periods in excess of six months.

      These trade secrets are significant because although there are several alternatives to chlorine in water disinfection applications, the Company's process is the only solution with a long-term disinfecting residual. The loss of these trade secrets could have a material, adverse effect on the Company's business.

Research & Development

      The Company's current research and development focuses on expanding the applications for the Company's existing product line and licensing additional corporate partners. Current research and development projects include RMS applications for Legionella control in hospital settings. Axenohl is being tested for certain agricultural and horticultural applications, municipal drinking water systems and veterinary medicine. The Company has also applied for and expects to receive EPA certification of Axenohl by January 31, 2001. Assuming the Company receives EPA certification, it intends to test Axenohl for hard surface disinfectants and for use in direct food contact (for instance, poultry and seafood) and, as noted previously, the Company plans to apply for FDA certification of Axenohl. The Company believes that if it receives FDA certification of Axenohl, the market for Axenohl has the potential to increase significantly due to Axenohl's use in products for human consumption, including shampoo, acne medicine and mouthwash.

Government Regulation

      The RMS technology has received the necessary government approvals for use in drinking water disinfection in Mexico. Axenohl formulations have been submitted to the EPA for approval. EPA certification is expected by January 31, 2001. Upon EPA approval, Axenohl will be submitted to the USDA and the FDA for their approval. The Company is presently working with both the USDA and the FDA in related laboratory and field studies. For example, the USDA and the Company have entered a Trust Fund Cooperative Agreement for a field study at the USDA facility in Athens, Georgia. The study is funded and commenced July 1, 2000. The subject of the study is to determine the efficacy of Axenohl in replacing toxic disinfectants used in poultry production. This study is ongoing and is expected to be completed by July 1, 2001. Until completion, the study's results will not be available to the general public.

      Additionally, at the request of the FDA, the Company submitted samples of Axenohl for testing against the Vancomycin Resistant Enterococcus virus. The Company submitted samples and a report from an independent laboratory detailing Axenohl's effi-cacy against the virus. Both studies concluded the Axenohl formulations were 99.9999% effective against the subject virus strains.

Environmental Issues

      The Company's product lines produce pesticides to treat a variety of bacteria, viruses, fungi and pathogenic organisms. The primary biocide used in ionization is ionic silver with trace amounts of other metals. The Company has never received a notice or demand from any environmental authority regarding its products. In addition, the Company has licensed the manufacture of its products to other companies, and therefore does not require any environmental permits itself.

      Prior to 1993, the EPA set the amount of silver recommended for drinking water at 100 parts per billion. In 1993, the EPA dropped silver from the EPA's primary water standards, though it was retained at 100 parts per billion for the secondary water standards that are used as guidelines by states for setting their own standards. Management expects that the EPA will drop silver eventually from its secondary standards.

      The EPA is reducing the amount of THMs allowed in drinking water from 100 parts per billion to 80 parts per billion. Trihalomethanes are known carcinogens formed when chlorine is combined with organic matter found in nature. The anticipated effect of the reduction in THMs is a greater emphasis on technologies that reduce or eliminate the use of chlorine. The Company expects to gain market share in all of its product lines as a result of a reduction in THM levels allowed in drinking water.

Business Plan

      The next phase of the Company's development is establishing a significant revenue stream and achieving profitability. The Company seeks to increase its gross sales to $8,000,000 by 2003. To do so, it must position its ionization technologies at the forefront of the water disinfection industry. The keys to the Company's success include improvements in:

o     Marketing and sales.

o     Manufacturing.

o     Product development, testing and licensing approvals.

o     Administration.

      Marketing and Sales. The Company's marketing plan calls for the creation of "flagship" accounts or specific field tests to showcase the economic feasibility and efficacy of the products in various applications. Once completed, the Company intends to license corporate partners for specific applications. The licensing generally will involve an initial license fee for exclusivity and an ongoing royalty in perpetuity.

      As the Company emerges from its current stage, it expects to license entities in a broad spectrum of applications. Generally, these licenses will be for specific applications and geographic areas and will contain mandatory performance criteria for the licensee to maintain the license. The Company's marketing and sales success depends on the success of its corporate partners. Currently, it has signed licensing agreements with three (3) corporate partners. The Company plans to expand its marketing and sales operations by the addition of the following corporate partners and acquisitions:

       -------------------------------------------------------------------
                     Event                             Expected Completion
                                                               Date
       -------------------------------------------------------------------
       Licensing    agreement   with   Innovative        January 15, 2001
       Medical    Systems,     Inc.    (worldwide
       distribution for Axenohl)
       -------------------------------------------------------------------
       Acquisition     of    an    interest    in        January 15, 2001
       Watertronics, Ltd., a subsidiary of LaPorte
       Industries, Ltd. (RMS and Axenohl technology
       and distribution in the EU)
       -------------------------------------------------------------------
       Agreement  with  Rotoplas,  S.A.  de  C.V.        January 31, 2001
       (licensing Axenohl for residential drinking
       water in Mexico and Brazil)
       -------------------------------------------------------------------
       Agreement  with  Adams  Healthcare,   Ltd.       February 28, 2001
       (licensing Axenohl for hospital disinfection
       in the United Kingdom)
       -------------------------------------------------------------------
       Agreement    with   Blacke   Lyon,    Ltd.          March 15, 2001
       (Axenohl's veterinary applications in the
       United Kingdom)
       -------------------------------------------------------------------
       Agreement   with   Speedling,   Inc.,  the            June 1, 2001
       world's largest grower of seedlings (licensing
       Axenohl for the hydroponic growing industry)
       -------------------------------------------------------------------
       Agreement  with  Vivendi  Environmental,  the        June 20, 2001
       world's largest  water  company. (licensing
       RMS  for  cooling  towers  and Legionella  con-
       trol in hospital  settings and large  municipal
       water systems).
       -------------------------------------------------------------------

     Manufacturing. The Company does not manufacture its own products. Currently, the Company's RMS and IDS products are manufactured exclusively by Westlund Engineering, Inc. of Clearwater, Florida. The Company's SAS product line is manufactured by Superior Aqua Enterprises, Inc. of Sarasota, Florida. Axenohl is manufactured for the Company by ETI-H2O, Inc. of Lake City, Florida.

      In order to meet the anticipated increased demand for its products, the Company plans to expand its manufacturing operations by March 1, 2001. The Company has also signed a Letter of Intent to acquire Superior Aqua Enterprises, Inc., thereby bringing the manufacturer of the SAS systems under its control.

      Product Development, Testing and Licensing. To maximize the Company's sales, it has focused its research and development on identifying additional market applications for its existing products. Current research and development includes product testing for a number of different industry applications, including municipal drinking water, agriculture, wastewater treatment and Axenohl's use for veterinary, human topical and internal consumption. The Company is pursuing necessary government and regulatory approval for key products. The material goals that the Company is pursuing in this area, together with their expected completion dates, are set forth in the following table:

            ---------------------------------------------------------------
                              Event                         Expected
                                                         Completion Date
            ---------------------------------------------------------------
            Testing Axenohl for use in citrus canker     January 15, 2001
            and fungus control, San Jose, Costa Rica.
            ---------------------------------------------------------------
            Acueductos   Y   Alcantarillados   testing   January 15, 2001
            Axenohl for drinking water use, San Jose,
            Costa Rica
            ---------------------------------------------------------------
            Testing  IDS  for   municipal   wastewater   January 15, 2001
            treatment in Cincinnati, Ohio
            ---------------------------------------------------------------
            EPA Certification for Axenohl.               January 31, 2001
            ---------------------------------------------------------------
            Axenohl  testing  on Agave  plant  for the   March 7, 2001
            tequila industry.
            ---------------------------------------------------------------
            Testing   Axenohl  as  a  fruit  wash  and   April 15, 2001
            fungus control, San Jose, Costa Rica.
            ---------------------------------------------------------------

            ---------------------------------------------------------------
            Testing  Axenohl for poultry  applications    June 30, 2001
            by the USDA.
            ---------------------------------------------------------------
            USDA Certification for Axenohl.               August 1, 2001
            ---------------------------------------------------------------
            Testing  RMS  and  Axenohl  for  municipal    August 23, 2001
            drinking water in Mexico City, Mexico
            ---------------------------------------------------------------
            Testing  RMS  for  bio-film  reduction  in    December 15, 2001
            Mexico City's Hospital General.
            ---------------------------------------------------------------
            FDA  Certification  for Axenohl's use as a    September 15, 2002
            human topical disinfectant.
            ---------------------------------------------------------------
            FDA  Certification  for Axenohl's use         October 15, 2004
            internally by humans.
            ---------------------------------------------------------------


      Administration. The Company's administration is handled currently by its executive officers. The Company plans to expand its office and administrative staff in 2001 to accommodate and better serve both stockholders and the Company's distributors and corporate partners. Currently, the Company plans to hire five (5) new employees in 2001. The Company is developing and will complete by the first quarter of 2001 new marketing materials and the Company's website. Finally, the Company is seeking international patent protection for its ionization technology and products.

Risk Factors

      The Company likely will require additional financing. The Company has very limited funds, and the funds may not be adequate to take advantage of all available business opportunities. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not ascertained the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If additional financing is not available, the Company's operations will be limited to those that can be financed with its modest capital.

      The Company's stock is regulated. The Company's securities are subject to a Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect broker-dealers' ability to sell the Company's securities and also may affect the ability of purchasers to sell their securities in any market that might develop for them.

      In addition, the Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of shareholders to sell the Company's securities in any market that might develop for them.

      Shareholders should be aware that, according to the Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

      The Company has no operating history. The Company has been engaged in its current business only since 1994. During the last five years the Company has focused on developing and refining its products and expanding the applications for those products. Due to the lack of an operating history, specifically the absence of substantial sales volume, the Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

      The Company is not diversified. Because of the Company's limited financial resources, it is unlikely that the Company will be able to diversify its acquisitions or operations.

That means the Company's operations and products will only focus on the water purification and disinfection market. The Company's inability to diversify its activities into more than water purification and disinfection will subject the Company to economic fluctuations and regulatory changes within its particular business or industry and therefore increase the risks associated with the Company's operations.

      The Company is obligated to indemnify its officers and directors. Delaware law and the Company's Certificate of Incorporation provide for the indemnification of the Company's directors, officers, employees, and agents, under certain circumstances against attorney fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company, if it is ultimately determined that any such person was not entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company that it will be unable to recoup.

      The Company's directors have limited liability under Delaware law. Delaware law and the Company's Certificate of Incorporation exclude the personal liability of directors to a company and its stockholders for monetary damages or for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

      The Company does not anticipate paying dividends in the foreseeable future. The Company has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

      The Company's limited operating history makes forecasting difficult. Although the Company was founded in August 1984, it did not enter the water purification and disinfection business until 1994. From 1994 until 1997 the Company had minimal sales. When current management took control of the Company in 1997, it had just been named as a defendant in a civil action brought by the SEC stemming from the actions of two Company officers arrested for misappropriation of stockholder funds and fraud. After settling the SEC litigation and following the resignation of culpable former management, the Company's operations focused on the development of Axenohl and the RMS, SAS and IDS water purification systems. To date, almost all of the Company's efforts have focused on product development and applications. The Company has very limited, meaningful historical financial data on which to base projected revenues and planned operating expenses and upon which investors may evaluate the Company and its prospects. In addition, the Company's operating expenses are largely based on anticipated revenue trends. You should consider the risks and difficulties frequently encountered by companies like NVID in a new and rapidly evolving market.

The Company's ability to sell products, and the level of success, if any, it achieves, depends, among other things, on the level of demand for water purification and disinfection products and the success of the Company's licensed corporate partners and distributors. If the Company does not achieve the Company's expected revenue, its operating results will be below expectations and the expectations of its investors, which could cause the price of the Company's common stock to decline.

      Failure to increase revenue would prevent the Company from reaching profitability. The Company has a history of losses and hopes to achieve profitability for the first time in 2001. There is no assurance that the Company's revenue will grow or that it will generate sufficient revenue to become profitable. The Company expects to continue to incur significant and increasing sales and marketing, product development, administrative and other expenses. Although the Company's revenue has grown in recent quarters, there is no certainty that revenue growth will continue or increase in the future or that the Company will realize sufficient revenue to sustain profitability on an annual or quarterly basis.

      The Company is entirely dependent on its ionization line of water purification and disinfection products, and future revenue depends on their commercial success. The Company's future growth depends on the commercial success of its ionization products, including Axenohl. To date, the IDS, SAS and RMS product lines have been sold on a limited basis, primarily in connection with testing and research. Axenohl has also been sold in limited quantities and for testing purposes. The Company intends to develop enhancements and to refine existing products, and to expand the applications for existing products in the future. The Company cannot assure that it will successfully complete the development or introduction of new products, or successfully identify alternative applications for existing products. Failure of current or planned products to operate as expected could delay or prevent their adoption. If target customers do not purchase and successfully deploy current and planned products, the Company's revenue will not grow significantly.

      The Company will not be successful if its customer base does not grow. The Company's future success depends on attracting additional customers. The growth of the Company's customer base could be adversely affected by:

o     customer unwillingness to install or utilize the Company's products;

o     customer inability to devote capital to acquire the Company's products;

o any delays or difficulties incurred in completing the development, licensing and introduction of planned products or product enhancements;

o     new product introductions by competitors;

o     any failure of the Company's products to perform as expected; or

o any difficulty incurred in meeting customers' delivery requirements or servicing expectations.

o changes to laws, regulations or licensing requirements applicable to the Company's products.

      If the Company does not respond rapidly to technological changes, its products could become obsolete. The market for water purification and disinfection products is likely to continue to be characterized by change and development, new products and technologies, and changes in customer requirements. The Company may be unable to respond quickly or effectively to these developments. The Company may experience design, manufacturing, marketing and other difficulties that could delay or prevent development, introduction or marketing of products and product enhancements. The introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards or technologies could render existing or future products obsolete.

      In developing products, the Company has made, and will continue to make, assumptions about the standards that may be adopted by customers and competitors. If the standards adopted are different from those the Company has chosen to support, market acceptance of products may be significantly reduced or delayed and the Company's business will be seriously harmed. In addition, the introduction of products incorporating new technologies and the emergence of new industry standards could render the Company's existing products obsolete.

      The Company may not become profitable unless Corporate Partners and distributors successfully expand sales, service support operations. The Company's product sales depend upon the successful efforts of its corporate partners and distributors. The Company has existing license agreements with over half a dozen corporate partners and distributors. Current licensing arrangements provide a distribution network for the Company's products encompassing both domestic and international markets, including North America, Europe, Mexico, Central and South America and the Pacific Basin. The Company is building a sales network and plans to license additional partners as needed. If distributors and corporate partners are unable to expand their sales operations or service effectively the Company's existing customers, the Company may not be able to increase market awareness or product sales, which may prevent the Company from reaching and maintaining profitability.

     The Company depends upon contract manufacturers, and any disruption in these relationships may cause the Company to fail to meet the demands of its customers and damage customer relationships. The Company does not manufacture its own products. It relies on several contract manufacturers to manufacture products in accordance with the Company's specifications, and to fill orders on a timely basis. Currently, the Company's RMS and IDS products are manufactured exclusively by Westlund Engineering, Inc. of Clearwater, Florida. The Company's SAS product line is manufactured by Superior Aqua Enterprises, Inc. of Sarasota, Florida. Axenohl is manufactured for the Company by ETI-H2O, Inc. of Lake City, Florida.

      The Company may be unable to manage its relationships with its manufacturers effectively, and these manufacturers may not meet future requirements for timely delivery. Each contract manufacturer builds products for other companies, and cannot assure the Company that they will always have sufficient quantities of inventory available to fill orders placed by the Company's customers, or that they will allocate internal resources to fill these orders on a timely basis. -Qualifying new contract manufacturers and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of products. If required to change contract manufacturers, the Company may lose revenue and damage its customer relationships.

      The Company's failure to continually improve internal controls and systems and hire needed personnel, could impair future growth. The Company's operations have expanded considerably since 1997, and the Company continues to increase the scope of its operations. Growth has placed, and anticipated growth will continue to place, a significant strain on management systems and resources. The Company's ability to offer products and implement a business plan successfully in a rapidly evolving market requires an effective planning and management process. The Company expects that it will need to continue to improve its financial, managerial and manufacturing controls and reporting systems, and will need to continue to expand, train and manage relationships with corporate partners and distributors worldwide. The Company may not be able to implement adequate control systems in an efficient and timely manner. Any failure to attract, assimilate or retain qualified personnel to fulfill current or future needs could impair The Company's growth.

      The Company depends on key personnel to manage its business effectively and if unable to retain key employees, ability to compete could be harmed. Future success depends upon the continued services of the Company's executive officers and other key, sales, marketing and support personnel, who have critical industry experience and relationships that are crucial to implement the business plan successfully. None of the officers or key employees is bound by an employment agreement for any specific term. The Company does not have "key person" life insurance policies covering any of its employees. The loss of the services of any key employee could delay the development and introduction of, and negatively impact the Company's ability to sell, its products.

      The Company's ability to compete successfully could be jeopardized if it is unable to protect its intellectual property rights from third-party challenges. The Company relies or expects to rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to
protect  its  intellectual   property  rights.  The

Company also enters into confidentiality or license agreements with employees, consultants and corporate partners, and controls access to and distribution of documentation, product specifications and other proprietary information. Despite efforts to protect proprietary rights, however, unauthorized parties may attempt to copy or otherwise obtain and use the Company's products or technology. Monitoring unauthorized use of products is difficult and the Company cannot be certain that the steps it has taken will prevent unauthorized use of technology, particularly in foreign countries, where the laws may not protect proprietary rights as fully as in the United States. If competitors are able to use the Company's technology, its ability to compete effectively could be harmed.

      If necessary licenses of third-party technology are not available or are very expensive, the Company's products could become obsolete. From time to time the Company may be required to license technology from third-parties to develop new products or product enhancements. The Company cannot assure that third-party licenses will be available on commercially reasonable terms, if at all. The inability to obtain a third-party license required to develop new products and product enhancements, could require the Company to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the Company's competitiveness.

      The Company could become involved in litigation regarding intellectual property rights, which could seriously harm its business and require it to incur significant costs. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although the Company has not been involved in any intellectual property litigation, it may be a party to litigation in the future to protect its intellectual property or as a result of an allegation that it infringes others' intellectual property. Any parties asserting that the Company's products infringe upon their proprietary rights would force the Company to defend itself and possibly its customers or manufacturers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject the Company to significant liability for damages and invalidation of proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force the Company to do one or more of the following:

o stop selling, incorporating or using products that use the challenged intellectual property;

o obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

o     redesign those products that use such technology.

If forced to take any of the foregoing actions, the Company's business may be seriously harmed.

      The Company may face risks associated with its international expansion that could impair its ability to grow abroad. The Company intends to continue to expand its sales into international markets. This expansion will require significant management attention and financial resources to develop successfully international distribution, sales and support channels and to support customers in international markets. The Company may not be able to develop international market demand for its products.

      The Company has limited experience in marketing, distributing and supporting its products internationally and to do so successfully, it expects assistance and support from its licensed corporate partners. Specifically, the Company will look to local partners and distributors for guidance in developing versions of the Company's products that comply with local standards. Additionally, international operations are subject to other inherent risks, including:

o greater difficulty in accounts receivable collection and longer collection periods;

o     difficulties and costs of staffing and managing foreign operations;

o     the impact of recessions in economies outside the United States;

o     unexpected changes in regulatory requirements;

o     certification requirements;

o     currency fluctuations;

o     reduced protection for intellectual property rights in some countries;

o     potentially adverse tax consequences; and

o     political and economic instability.

      Any acquisitions made by the Company could disrupt its existing business and seriously harm its financial condition. As part of the Company's ongoing business development strategy, it considers acquisitions and strategic investments in complementary companies, products or technologies. The Company may also evaluate other potential transactions and transaction prospects. In the event of any purchases, the Company could:

o     issue stock that would dilute current stockholders' percentage ownership;

o     incur debt;

o     assume liabilities;

o incur amortization expenses related to goodwill and other intangible assets; or

o     incur large and immediate write-offs.

      Operation of any acquired business and achieving the benefits of any acquisition, involves numerous risks, including:

o     problems combining the purchased operations, technologies or products;

o     unanticipated costs;

o     diversion of management's attention from the Company's core business;

o adverse effects on existing business relationships with suppliers and customers;

o risks associated with entering markets in which the Company has no or limited prior experience; and

o problems with integrating employees and potential loss of key employees, particularly those of the purchased organizations.

      The Company cannot assure that it will be able to achieve the benefits of any such acquisition or successfully integrate any acquired businesses, products, technologies or personnel, and any failure to do so could disrupt the Company's business and seriously harm the Company's financial condition.

      The Company's stock price may be volatile. An active public market for the Company's common stock may not be sustained. The following factors could cause the market price of the Company's common stock to fluctuate significantly:

o     loss of a major corporate partner or distributor;

o significant changes or slowdowns in the funding and spending patterns of current and prospective customers;

o     the addition or departure of key personnel;

o     variations in quarterly operating results;

o announcements by the Company or its competitors of significant contracts, new technologies, new products or product enhancements;

o     failure to meet the Company's product milestones;

o acquisitions, distribution partnerships, joint ventures or capital commitments;

o     changes in financial estimates by securities analysts;

o     sales of common stock or other securities in the future;

o     changes in market valuations of water purification technology companies;

o     fluctuations in overall stock market prices and volumes.

      In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may materially adversely affect the market price of the Company's common stock, regardless of its actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

      The Company's business is subject to governmental regulations and licensing requirements. The water purification and disinfection industry is subject to local, state and federal regulations and licensing requirements governing water quality and the sale of water purification and disinfection products. Although the Company makes every effort to comply with such regulations and licensing requirements, doing so can be an expensive, time consuming process. Moreover, laws and regulations may change. A change in laws, regulations or licensing requirements may require the Company to incur additional, unexpected expenses.

ITEM 2. - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.
-------------------------------------------------------------------

      The following discussion should be read in conjunction with the financial data appearing elsewhere in this registration statement.

RESULTS OF OPERATIONS

      Although the Company has been in existence for a number of years, management's efforts to develop the Company's business have not yet resulted in generation of significant revenues. To date, management's efforts have focused on developing licensing relationships and promoting and conducting research and development to demonstrate the feasibility and efficacy of the Company's products. Until potential customers are convinced of the viability of the Company's technology, it is unlikely that the Company will generate significant revenue. The following discussion of the Company`s historical financial results should be read against that background.

Fiscal 1999 vs. Fiscal 1998

      At this stage of its development, the Company's revenues consist of sales of products incidental to research and testing activities.. For the year ended December 31, 1999, revenues decreased from $51,794 to $49,336, a decrease of $2,458, or 4.75%. The decrease was a result of a slight decline in consumption of Company products at test sites. For the same period, cost of sales declined from $43,103 to $35,301, a decline of 18.1%, resulting in an increased gross profit margin of 28.45%, as compared to 16.78% for fiscal 1998. Management believes that a change in product mix caused the increase in margin. Nevertheless, because of the small sales volume and its dependence on the type of testing conducted in a particular period, these results are not indicative of the margins that the Company may attain if its sales goals are achieved.

      The largest component of the Company's operating expenses is personal services, which consist of salaries, payroll taxes and other employment-related costs. Personal services expense declined from 1998 to 1999 by $111,597, or 32.91%. Personal services as a percentage of sales declined from 654.71% to 461.13%. Another significant component of the Company's operating expenses is professional services. This component consists of legal and accounting fees. Professional services expense increased from 1998 to 1999 by $31,354, or 48.47%. Management believes that the increase in professional services expense resulted from (i) legal fees associated with the Company's patent activities and its preparation of this registration statement, and (ii) accounting fees associated with preparing the audited financial statements contained in this registration statement.

      An additional operating expense that the Company believes is nonrecurring is the expense for penalties and fines. This expense results from the fine imposed in the Commission litigation (see "Item 1 - BUSINESS - General") and penalties imposed by the Internal Revenue Service for late filing of employment tax returns and payment of employment taxes. The Company does not anticipate a recurrence of either situation.

      The Company's overall operating expenses increased from 1998 ($547,570) to 1999 ($580,764). This increase resulted from substantial increases in professional service fees, marketing expenses and other expenses arising from the Company's increased marketing efforts as well as its efforts to register its common stock under the Securities Exchange Act of 1934.

      Interest expense increased from $38,298 to $112,970 as a result of the Company's extensive use of debt financing in 1999, much of which was converted to equity at December 31, 1999.

Nine months ended September 30, 2000 vs. Nine months ended September 30, 1999
-----------------------------------------------------------------------------

      During the first three quarters of 2000, the Company's revenues increased from $9,186 in the comparable period of 1999 to $16,042, an increase of $6,856, or 74.64%. The increase was a result of increased consumption of Company products at test sites. For the same period, cost of sales exceeded revenue because of the Company's occasional policy of donating or significantly discounting products in order to induce persons to conduct testing. Nevertheless, because of the small sales volume, these results may not be indicative of the margins that the Company may attain if its sales goals are achieved.

      Personal services expense declined by $109,478, or 39.43% on increased sales, as the Company continued implementation of its cost cutting measures. Professional services expense increased by $202,063, or 487.98%. The increase in professional services expense resulted from (i) legal fees associated with the Company's patent activities and its preparation of this registration statement, and (ii) accounting fees associated with obtaining the audited financial statements contained in this registration statement.

      The Company's overall operating expenses increased from $494,650 to $717,539, an increase of $222,889, or 45.06%. This increase resulted from substantial increases in professional service fees, marketing expenses and other expenses arising from the Company's increased marketing efforts as well as its efforts to register its common stock under the Securities Exchange Act of 1934.

      Interest expense decreased from $102,711 to $5,000 as a result of the conversion of a large portion of the Company's outstanding debt into common stock.

Future Periods

      The Company's expenses, other than rent and personnel costs, are variable in nature. The Company's personnel costs have been reduced to the costs of its two executive officers. In fact, management expects that personnel costs will increase substantially in 2001 and future years as the Company expands its marketing efforts. Most of the Company's other operating expenses, however, are expected to decline with time. Management believes that the level of
professional   fees  paid  by  the  Company  in

1999 and 2000 will decline substantially. It will also require less testing to establish the efficacy of its products as its current research and development matures and as its products are exposed to the marketplace through the efforts of its licensees. Management expects to see the results of these efforts beginning in 2001.

LIQUIDITY AND CAPITAL RESOURCES

General

      The Company's operating requirements have regularly exceeded its cash flow from operations as it continues to engage in testing and development of its products. The Company's cash used in operating activities for 1999 was $519,620, compared to $222,419 for 1998. The Company also invested in assets of approximately $74,841 in 1999, as compared to $17,000 in 1998. The resulting cash shortfall was financed through the issuance of debt instruments and through the private offering of common stock.

      Based upon the Company's current plans, the Company anticipates that it will need to seek additional financing. The Company has engaged in a number of tests and demonstrations and has entered into license agreements with entities for the distribution of its products. These licensing relationships are in their early stages, however, and it is difficult to predict what revenue stream, if any, they will generate. If the Company's licensees meet performance criteria contained in the agreements in all respects, the Company would be receiving royalty income of approximately $250,000 per month by the end of the year 2001.

      Nevertheless, the Company does not expect its royalty stream to be sufficient to cover costs of operations in the immediate future. The Company expects that it will continue to be required to raise capital to fund operations at least through the second quarter of 2001. The Company will attempt to raise this capital by borrowing, but no lender has issued a binding commitment to the Company. Therefore, the Company expects to engage in one or more private placements of common stock to fund its operating needs. The Company has engaged in discussions with several investment banking firms who have expressed interest in assisting the Company in such a private offering. Management is confident that private equity financing will be available to fund it until revenues from licensing operations are sufficient to fund operations.

Capital Expenditures

      Management does not expect to incur any significant capital expenditures in the foreseeable future.

Staffing

      The Company must increase its work force. Currently, the Company has two full-time employees. The Company's marketing plan does not call for building a sale force to sell to end-users but instead to license the technology to market segment leaders with existing sales forces. The Company will train these sales forces to sell the Company's products and to provide technical assistance through quarterly service to the systems. Nevertheless, the Company requires an increased sales force to sell technology licensing agreements. Management expects to add five employees in 2001. The expected cost of these additional employees is $250,000 in 2001.

ITEM 3. - DESCRIPTION OF PROPERTY.
---------------------------------

      The Company leases its principal offices at 28163 U.S. 19 North, Suite 302 Clearwater, Florida, 33761, pursuant to a three (3) year Executive Suite Lease Agreement between Klein & Heuchan, Inc. and the Company dated July 18, 2000.

      The Company owns no real property.

ITEM 4. - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
------------------------------------------------------------------------

      The following table sets forth certain information regarding the holders of the Company's Common Stock, par value $0.001 as of August 31, 2000 for each of the Company's directors, and all executive officers and directors as a group. No individual or group known to the Company holds beneficial ownership of more than five percent of any class of the Company's voting securities. There are no arrangements in effect which would result in a change of control of the Company. As of August 31, 2000, there were 55,733,571 shares of Common Stock outstanding.

                        NVID INTERNATIONAL, INC.
      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

     (1)                      (2)                     (3)         (4)
                            Name And               Amount And
   Title Of                Address Of               Nature     Percent Of
    Class                  Beneficial              Beneficial    Class
                             Owner                   Owner
--------------------------------------------------------------------------
Common        EHPC Ionisation Limited (1)                    0         0%
              87A Newington Causeway
              London
              SE1 6DH
              England

Common        David   Larson,    CEO,   President,     420,000    0.0075%
              1792 Lago Vista Blvd.
              Palm Harbor, Florida 34685

Common        Michael  Redden,   CFO,   Secretary,      95,000    0.0017%
              5153 Sandy Cove Avenue
              Sarasota, Florida 34242

                                                  ------------------------
Common        Directors and Officers as a Group        515,000    0.0092%


(1) Pursuant to the Distribution and License Agreement dated August 26, 1998 among EHPCI, Ltd., EHPC, Ltd., the Company and its wholly-owned subsidiary, EHPCI, Ltd. may be entitled as of August 26, 1999 to such number of shares of the Company's common stock as would result in its owning 20% of the outstanding shares of common stock after issuance of such shares. Under the same Agreement, EHPCI, Ltd. may be entitled, on the grant of the U.S. Patent for RMS to the Company, to issuance of an additional number of shares of common stock that would increase EHPCI, Ltd.'s holding to 25% of the total number of shares outstanding immediately after the issuance of such shares. The Company and EHPCI, Ltd. are engaged in discussions to determine how much stock, if any, will be issued pursuant to the Agreement.

ITEM 5. - DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-------------------------------------------------------------------------

      The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors of the Company are elected at the Company's annual meeting of stockholders and serve until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the Board's discretion, or until their successors are elected and qualify.

     Name               Age         Position          Director Since

David Larson            49          President         April 7, 1997
Michael Redden          52          Secretary         July 10, 1997
Dr. Robert Edelson      65          Director          November 21, 1997


     David Larson. Prior to coming to the Company in July 1996, Mr. Larson served for 4 years as the director of marketing for Pinch-A-Penny, Inc., a company specializing in pool and patio supplies sold through 117 franchised retail stores in Florida. Prior to joining Pinch-A-Penny, Mr. Larson held sales management positions with a division of PPG Industries that sold disinfectants to many of the same markets that the Company now targets. Mr. Larson started with the Company as Vice President of Sales of Aqua Bio Technologies, Inc. and later became its President. Mr. Larson was appointed to the Board of Directors on April 7, 1997. In June 1997, Mr. Larson was named President of NVID, which was approved by the shareholders in November 1997.

     Michael Redden. Mr. Redden was named Director of Foreign Development for Aqua Bio Technologies, Inc. in August 1995 and has served as President for Aqua Bio Technologies, Inc. since June 1997. Mr. Redden is currently the Company's Secretary. Prior to working for the Company, Mr. Redden owned a yacht brokerage and charter business on the west coast of Florida and started Caribe Star Seafood, Ltd., a Nicaraguan-based corporation engaged in fish processing and export to the United States and the Far East. Mr. Redden was appointed to the Company's Board of Directors on July 10, 1997.

     Dr. Robert Edelson. Dr. Edelson was elected to the Company's Board of Directors on November 12, 1997, after retiring from 27 years in the water treatment business as a transition metal chemist. He was past President of the Minnesota Environmental Health Association, teacher of the year for the National Swimming Pool Foundation in 1997 and is an active member on the Chemical Treatment and Process Committee of the National Spa and Pool Institute.

ITEM 6. - EXECUTIVE COMPENSATION.
--------------------------------

                                                  Annual Compensation
--------------------------------------------------------------------------------
                Name                                                    Other
                 And                                                   Annual
              Principal                                                Compen-
              Position                   Year      Salary     Bonus    sation
                                                    ($)        ($)       ($)
                 (a)                     (b)        (c)        (d)       (e)
--------------------------------------------------------------------------------
David Larson, CEO                        1997       $61,524       $600       0
                                         ---------------------------------------
                                         1998       $72,047     $4,000       0
                                         ---------------------------------------
                                         1999       $94,550     $5,000       0

--------------------------------------------------------------------------------
Michael J. Redden, CFO, Secretary        1997       $21,650       $600       0
                                         ---------------------------------------
                                         1998       $38,902     $5,000       0
                                         ---------------------------------------
                                         1999       $72,735     $5,000       0

--------------------------------------------------------------------------------

FOOTNOTES

(1) The annual salary for David Larson was set by Shareholders vote at the Annual Shareholder's Meeting in 1997. The annual salary was fixed at $87,500 per year, but the amount reported in column (c) was all that was paid to Mr. Larson. With no long-term plan in effect, all deferred compensation will be submitted to a proposed Compensation Committee comprised of shareholders appointed at the Annual Shareholder's Meeting, which will make recommendations to the Board. The final authority on disposition shall rest with the Board of Directors.

(2) The annual salary for Michael Redden was set by Shareholders vote at the Annual Shareholder's Meeting in 1997. The annual salary was fixed at $ 62,500 per year, but the amount reported in column (c) was all that was paid to Mr. Redden. With no long-term plan in effect, all deferred compensation will be submitted to a proposed Compensation Committee comprised of shareholders appointed at the Annual Shareholder's Meeting, which will make recommendations to the Board. The final authority on disposition shall rest with the Board of Directors.

(3) No other employees were compensated over $50,000 per year during the reporting period.

(4)No other cash or non-cash compensation was received by the named individuals.

ITEM 7. - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------

     On May 18, 1998, the Company executed a Promissory Note in the amount of $25,000 payable to Ms. Lilly Lee Lucas and Ms. Kristina C. Burgess, and on June 12, 1998, the Company executed a Promissory Note in the amount of $50,000 payable to Ms. Lilly Lee Lucas, Ms. Kristina C. Burgess, and Mr. Burt Lucas (collectively, the "Notes"). The Company currently owes approximately $35,000 in principal on the Notes. Michael Redden, a director and officer of the Company was formerly married to Ms. Burgess. Ms. Burgess holds 841,000 shares of the Company's common stock.

      The Company owes Mr. Redden $112,063 in accrued salary.

      The Company owes Mr. Larson $89,012 in accrued salary.


ITEM 8. - DESCRIPTION OF SECURITIES.
-----------------------------------

      The Company's common stock is quoted in the "Pink Sheets," an electronic quotation service operated by Pink Sheets, LLC. The Company has one class of equity securities, its common stock, authorized, issued and outstanding. The par value of the Company's common stock is $0.001 per share.

      The Company is currently authorized to issue up to 100 million shares of Common Stock. Holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors that may be outstanding, the assets of the Company will be divided pro-rata on a per share basis among the holders of the Common Stock.

      Each share of Common Stock entitles the holders thereof to one vote. The By-Laws of the Company require that a majority of the issued and outstanding shares of the Company need be represented to constitute a quorum and to transact business at a Stockholders' Meeting.

                                     PART II

ITEM 1. - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
-------------------------------------------------------------------------------


              SUMMARY OF QUARTERLY HIGH & LOW PRICE OF COMMON STOCK
                                    1998-2000

---------------------------------------------------------------------------
         QUARTER                  HIGH BID                 LOW BID
         -------                  --------                 -------
---------------------------------------------------------------------------
1st Quarter 1998                   0.0775                   0.025
---------------------------------------------------------------------------
2nd Quarter 1998                    0.16                    0.08
---------------------------------------------------------------------------
3rd Quarter 1998                   0.185                    0.08
---------------------------------------------------------------------------
4th Quarter 1998                   0.105                    0.04
---------------------------------------------------------------------------
1st Quarter 1999                    0.20                    0.05
---------------------------------------------------------------------------
2nd Quarter 1999                    0.20                   0.0425
---------------------------------------------------------------------------
3rd Quarter 1999                    0.13                    0.055
---------------------------------------------------------------------------
4th Quarter 1999                   0.0825                   0.07
---------------------------------------------------------------------------
1st Quarter 2000                    0.42                    0.19
---------------------------------------------------------------------------
2nd Quarter 2000                    0.58                    0.18
---------------------------------------------------------------------------
3rd Quarter 2000                    0.26                    0.17
---------------------------------------------------------------------------
4th Quarter 2000                    0.19                    0.13
---------------------------------------------------------------------------

(1)   The above table is based on Over-The-Counter  quotations. These quotations
      reflect   inter-dealer  prices,   without  retail  mark-up,   markdown  or
      commissions, and may not represent actual transaction.

(2) All historical data was obtained from OTC:BB web site or the Pink Sheets web site.

      As of September 13, 2000, there were 447 owners of record of the Company's common stock.

      The Company is just emerging from a developmental stage and as such has not declared a dividend to date. As the Company's royalty agreements come into play during the first and second quarter of year 2001, the Company hopes to become profitable for the first time. The nature of the Company's products dictates a continued and increasing research and development expenditure to expand the number of markets. Additionally, the patent expense for numerous international patents and the certification process (EPA, FDA, USDA) in numerous countries will continue to tax revenues.

Management does not expect to declare dividends until at least the last quarter of 2002, if ever.

ITEM 2. - LEGAL PROCEEDINGS.
---------------------------

      None.


ITEM 3. - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

      None.


ITEM 4. - RECENT SALES OF UNREGISTERED SECURITIES.
-------------------------------------------------

      The following table sets forth information with respect to sales by the Company of its securities during the past three years without registration under the Securities Act of 1933. The table sets forth the name of each purchaser, the amount of securities sold, the consideration received by the Company and the date of the transaction.

      As indicated in the following table (+), with respect to sales of 2,729,999 shares of stock for an aggregate consideration of $221,000, the Company retained Jack Augsback & Company (an affiliate of Angel Investments,
LLC) as placement agent, for which the Company paid compensation of $28,000. In addition, as indicated in the table (&), the Company issued 150,000 shares of common stock to two independent contractors in exchange for services rendered on behalf of the Company.

      All other transactions described in the table were sales of the Company's common stock for cash, none of which were underwritten. None of the sales involved a public offering.

      All sales were made to persons the Company believes to be accredited investors (indicated by *), or to unaccredited investors the Company believes are sophisticated enough to understand the merits and risks of purchasing the Company's stock (indicated by **). In connection with such transactions, the Company complied with the information requirements of Rule 502(b), to the extent applicable, the manner of offering restrictions of Rule 502(c), and as required by Rule 502(d), the Company exercised reasonable care to assure that the purchasers of the securities were not underwriters. The Company believes that all such sales qualify for exemption from registration under all of Rules 504, 505 and 506 promulgated by the Commission under the Securities Act of 1933.

              Name                 No. Shares          Price        Date  Notes
--------------------------------------------------------------------------------

Thomas H. and Peggy Pearson           253,333        $38,000      7/7/98      *

Lillie Lee Lucas                      227,272        $22,727      7/7/98      *
Kristina C. Burgess

Lillie Lee Lucas                      113,626        $11,362      7/7/98      *
Bert Lucas

C & P Trust Company                    61,500         $9,875      7/7/98      *

Jeff P. Hower                         300,000        $15,000      7/7/98      *

Will Corder                           300,000        $15,000      7/7/98      *

Colin B. Campbell                      55,555         55,555      7/7/98      *

David and Victoria Campbell            55,555         $3,000      7/7/98      *

Coffee House Investment Club            7,777           $500      7/7/98      *

Israel Santiago                        21,429         $3,000      7/7/98      *

Robert Hall                            50,000         $5,000      7/7/98     **&

Jeff P. Hower                         250,000        $20,000     8/14/98      *

John Dickens                          250,000        $20,000     8/14/98      *

Karen Lynn Stromsted                   10,000         $1,000    10/14/98      *

Thor Stromsted                        100,000          $5,000   10/14/98     **&

William H. Neal                        10,000         $1,000    10/14/98      *

George Duren                          112,500         $5,000    10/14/98     **

Jeff P. Hower                         250,000        $10,000    10/14/98      *

John Dickens                          250,000        $10,000    10/14/98      *

Will Corder                           250,000        $10,000    10/14/98      *

Fairway Associates                    300,000        $13,500     11/4/98      *

Fairway Associates                    200,000         $9,500    11/13/98      *

David Campbell                         16,666         $1,000    11/13/98      *

Kristina C. Burgess                    50,000         $3,500    11/13/98      *

Bert Lucas                             50,000         $3,500    11/13/98     **

Fairway Associates                    200,000         $9,500    11/20/98      *

Fairway Associates                    250,000        $13,500     12/4/98      *

Fairway Associates                    300,000         $9,000    12/23/98      *

Fairway Associates                    300,000         $9,000      1/6/99      *

Fairway Associates                    250,000         $9,325      1/7/99      *

Fairway Associates                    250,000        $12,500     1/15/99      *

Fairway Associates                    300,000        $15,000     1/20/99      *

Amram Rothman                         126,984        $10,000     2/19/99      *

Fairway Associates                    250,000        $23,750     1/27/99      *

Robert Zola                            19,230         $2,500     1/27/99     **

Richard Lynch                         300,000        $21,000     1/27/99      *

Jeff P. Hower                         300,000        $21,000     1/27/99      *

John Filak                            110,000        $11,000     1/27/99      *

Kristina C. Burgess                    10,000         $1,350     1/27/99      *

Bert R. Lucas                          10,000         $1,350     1/27/99      *

Fairway Associates                    300,000        $17,500     2/19/99      *

Amram Rothman                         126,984        $10,000     2/19/99      *

Robert W. Geiger                       20,000         $1,000     2/23/99      *

Fairway Associates                    275,000        $12,375      3/1/99      *

Amram Rothman                         210,526        $10,000     3/19/99      *

Fairway Associates                    400,000        $14,000     3/27/99      *

Fairway Associates                    175,000         $6,500      4/5/99      *

Amram Rothman                         266,667        $10,000     4/12/99      *

Amram Rothman                         439,216        $20,000     5/11/99      *

Sholem Liebenthal                     246,184        $10,000     5/11/99      *

Amram Rothman                         125,000        $10,000     5/25/99      *

Sholem Liebenthal                     129,032        $10,000     5/25/99      *

Mary and John Bagnato                 100,000        $10,000     5/25/99      *

Steven R. Haligas Trust                35,000         $1,000      6/6/99      *

Sholem Liebenthal                     106,667        $10,000     6/21/99      *

Amram Rothman                          64,829         $6,077     6/21/99      *

Maria Staymates                       145,000        $12,325      7/2/99      *

Doyal F. Plank Jr.                     30,000         $2,250      7/2/99      *

William W. Knicley                     25,000         $2,125      7/2/99      *

David Campbell                         33,333         $3,000      7/2/99      *

Sholem Liebenthal                     140,351        $10,000     8/11/99      *

Sholem Liebenthal                     135,593        $10,000     8/26/99      *

Edmund D. Wright                       25,000         $1,000     8/26/99     **

Waterford Enterprises, LLC            320,000        $21,000     9/10/99      *

Manoj Associates, LLC                 250,000        $13,750     9/14/99      *

Manoj Associates, LLC                 300,000        $15,000     9/23/99      *

HLKT Holding, LLC                     400,000        $20,000     9/27/99      *

Manoj Associates, LLC                 300,000        $11,250     10/5/99      *

Manoj Associates, LLC                 350,000        $14,000    10/12/99      *

Manoj Associates, LLC                 300,000         $9,000    10/21/99      *

Manoj Associates, LLC                 300,000        $11,250    10/29/99      *

Manoj Associates, LLC                 300,000        $15,000     11/4/99      *

Amram Rothman                         253,968        $10,000    11/10/99      *

Manoj Associates, LLC                 250,000        $10,000    11/12/99      *

Manoj Associates, LLC                 250,000        $10,000    11/19/99      *

HLKT Holding, LLC                     231,884        $10,000    11/22/99      *

Sholem Liebenthal                     231,884        $10,000    11/22/99      *

Manoj Associates, LLC                 330,000        $13,860    11/30/99      *

Manoj Associates, LLC                 175,000        $16,188    12/17/99      *

Nancy Lutz                            100,000        $10,000    12/21/99      *

Sholem Liebenthal                     110,942        $10,000    12/21/99      *

HLKT Holding, LLC                     160,321        $10,000    12/21/99      *

Manoj Associates, LLC                 140,000        $12,600      1/4/00      *

Manoj Associates, LLC                 175,000        $15,750      1/7/00      *

Manoj Associates, LLC                 150,000        $13,500     1/28/00      *

HLKT Holding, LLC                     300,000        $10,000     1/28/00      *

HLKT Holding, LLC                      50,000         $1,500      3/1/00      *

Sr. Federico Rodriguez                416,666        $50,000     4/20/00      *

Mr. Bert Lucas                        200,000        $20,000     4/20/00     **

Ms. Kristina Burgess                  200,000        $20,000     4/20/00      *

David & Victoria Campbell             200,000        $20,000     4/20/00      *

Mr. Robert Stahlschmidt               225,000        $27,000     4/20/00      *

Mr. Del Welker                        200,000        $18,182     4/20/00      *

Mr. Peter S. Gibson                   200,000        $20,000     4/20/00      *

Nancy Lutz                            100,000        $10,000     4/20/00      *

Mr. Will Corder                       500,000        $30,000     4/20/00      *

Manoj Associates, LLC                 100,000        $15,000     4/20/00      *

HLKT Holding, LLC                      50,000        $13,500     4/22/00      *

Manoj Associates, LLC                 120,000        $15,000      5/8/00      *

Manoj Associates, LLC                 160,000        $14,400     5/12/00      *

Mr. Thomas Sweeney                    100,000        $12,000     5/13/00      *

Mr. Gary Wiegele                       24,111         $4,340     5/13/00      *

Mr. Craig Sheffield                   150,000        $29,000     5/13/00      *

Mr. Jeff Hower                        800,000        $32,889     5/13/00      *

Mr. John Dickens                      200,000        $20,000     5/13/00      *

The Chelverton Fund                 2,533,333       $211,000      6/7/00      *

Mr. Jeff Hower                        550,000        $22,611      6/7/00      *

Mr. John Dickens                      300,000        $20,000      6/7/00      *

Mr. James Grandquest                   46,666         $4,666      6/7/00      *

Mr. Del Welker                         20,000         $1,818      6/7/00      *

William Neal                           10,000         $1,000      6/7/00      *

Joanna Urchism                         50,000         $5,000      6/7/00      *+

Joanna Urchism                         50,000         $5,000     6/28/00      *+

Thomas Sidoti                          50,000         $5,000     6/28/00      *+

Augsback & Associates                  200000        $18,000     7/13/00      *+

Manoj Associates, LLC                 100,000        $10,000     7/19/00      *

Beverly Lewis                          80,000         $8,000     7/20/00       +

Philip Lewis                          290,000        $29,000     7/20/00      *

Jon W. & M. Catherine Urchisin         50,000         $5,000     7/27/00      *+

Manoj Associates, LLC                 120,000        $12,000      8/2/00      *

Thomas Sidoti                          50,000         $5,000      8/3/00      *+

Jack Augsback                          30,000         $3,000      8/3/00      *+

Tammy Augsback                         50,000         $5,000      8/3/00      *+

Dr. Stephen Mazer                     100,000        $10,000      8/3/00      *+

Thor Stromsted                        150,000         $7,500      8/3/00     **

Manoj Associates, LLC                 125,000        $11,250     8/11/00      *

Jack Augsback                         100,000        $10,000     8/16/00      *

Betty Lou Brinkman                     70,000         $7,000     8/17/00      *+

Gerald & Geraldine Bargonzi            50,000         $5,000     8/17/00      *+

Robert & Ellen Mulcahey                30,000         $3,000     8/17/00      *+

Betty Lou Brinkman                     70,000         $7,000      9/3/00      *+

Tammy Augsback                         70,000         $7,000      9/3/00      *+

Dr. Stephen Mazer                     100,000        $10,000      9/3/00      *+

Jack Augsback                         110,000        $13,200     9/19/00      *+

The Chelverton Fund, Ltd.             414,583        $49,750     9/28/00      *+


*     Accredited investor
**    Unaccredited, sophisticated investor
+     Commission paid
&     Issued for services

ITEM 5. - INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

      Section 145 of the Delaware General Corporation Law (the "GCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VII, Section 7 of the Company's Bylaws requires the Company to indemnify its officers and directors to the fullest extent permitted under the GCL.

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY

                           SEPTEMBER 30, 2000 AND 1999

                                   CONTENTS

                                                                 Page

UNAUDITED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         47

Consolidated Statements of Operations                               48

Consolidated Statements of Changes in Stockholders' Deficit         49

Consolidated Statements of Cash Flows                               50

Notes to Consolidated Financial Statements                          51

                      NVID INTERNATIONAL, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 2000 AND 1999
                                   (Unaudited)



           Assets

                                                   2000          1999
Current Assets

  Cash                                        $    145,559  $     14,269
  Accounts receivable                                2,132         5,160
  Inventory                                         78,849        38,633
                                                -----------   -----------
    Total current assets                           226,540        58,062
                                                -----------   -----------

Property and equipment, net                         34,168        24,713
                                                -----------   -----------

Other Assets
  Note receivable from Stockholder                   5,000         5,000
  Patents pending                                  311,449       138,769
  License agreements                                22,000        30,000
  Deposits                                           3,145         3,145
                                                -----------   -----------
    Total other assets                             341,594       176,914
                                                -----------   -----------

Total Assets                                  $    602,302  $    259,689
                                                ===========   ===========

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
  Accounts payable                            $     17,634  $     61,196
  Patent costs payable                             183,949        90,162
  Accrued salaries and benefits                    219,545       290,974
  Debentures payable                                     -       115,000
  Notes payable                                     33,726        57,271
                                                -----------   -----------
    Total current liabilities                      454,854       614,603
                                                -----------   -----------

Stockholders' Equity (Deficit)
  Common stock, $.001 par value,
    100,000,000 shares authorized;
    57,595,237 shares issued and outstanding        57,595        53,572
  Additional paid-in capital                     6,659,484     5,350,925
  Accumulated deficit                           (6,569,631)   (5,759,411)
                                                -----------   -----------
    Total stockholders' equity (deficit)           147,448      (354,914)
                                                -----------   -----------

Total Liabilities and Stockholders' Equity
  (Deficit)                                   $    602,302  $    259,689
                                                ===========   ===========

                            See accompanying notes.

                    NVID INTERNATIONAL, INC. & SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF OPERATIONS

        FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
                                  (Unaudited)



                                                       2000           1999

Sales                                              $    16,042    $     9,186

Cost of sales                                           29,123         24,924
                                                     ----------     ----------

Gross profit (loss)                                    (13,081)       (15,738)

Operating expenses
  Personnel costs                                      168,160        277,638
  Broker Fees                                                -          4,675
  Travel                                                42,422         81,144
  Professional services                                243,471         41,408
  Penalties and fines                                      564            228
  Research and development                               3,500              -
  Rent                                                  11,361          7,549
  Depreciation and amortization                         13,405         14,489
  Office expense                                        94,121         32,912
  Telecommunications                                    16,942          8,407
  Bad debt expense                                           -              -
  Commissions                                           63,093         15,000
  Marketing and promotions                              60,500         11,200
                                                     ----------     ----------
    Total operating expenses                           717,539        494,650
                                                     ----------     ----------

Operating loss                                        (730,620)      (510,388)

Other income (expense)
  Licensing fees                                             -              -
  Interest expense                                      (5,000)      (102,711)
                                                     ----------     ----------
    Total other income (expense)                        (5,000)      (102,711)
                                                     ----------     ----------

Net loss                                           $  (735,620)   $  (613,099)
                                                     ==========     ==========

Net loss per share                                 $    (0.013)   $    (0.011)
                                                     ==========     ==========

                            See accompanying notes.

                     NVID INTERNATIONAL, INC. & SUBSIDIARY
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000
                                  (Unaudited)

                                                                                      Additional                      Stockholders'
                                                             Common Stock              Paid-In        Accumulated      Equity
                                                         Shares          Amount        Capital         Deficit        (Deficit)
-----------------------------------------------------------------------------------------------------------------------------------
Balances - December 31, 1999                           49,108,295     $   49,108    $  5,563,648    $ (5,834,011)   $  (221,255)

Common stock issued:
  For interest on debt                                     50,000             50           4,950                          5,000
  For convertible debt                                    350,000            350          39,650                         40,000
  For services                                            396,666            397          68,119                         68,516
  For cash                                             10,860,776         10,860         981,124                        991,984
  For broker fees                                                                         (1,177)                        (1,177)
  Common stock cancelled                               (3,170,500)        (3,170)          3,170

Net loss                                                                                                (735,620)      (735,620)
                                                       ----------       ---------     -----------     -----------     ----------
Balances - Seotember 30, 2000                          57,595,237    $    57,595    $  6,659,484   $  (6,569,631)   $   147,448
                                                       ===========      =========     ===========     ===========     ==========


                            See accompanying notes.

                      NVID INTERNATIONAL, INC. & SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           SEPTEMBER 30, 2000 AND 1999
                                   (Unaudited)

                                                         2000           1999
--------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net loss                                          $          0    $         0
                                                     -----------     -----------
  Adjustments to reconcile net loss to cash
    used in operating activities
      Depreciation and amortization                        7,549              0
      Common stock issued for operating expenses          73,516              0
      Decrease (increase) in operating assets                           102,700
        Accounts receivables                              18,778
        Inventory                                        (38,770)             0
      Increase (decrease) in operating liabilities
        Accounts payable                                 (30,571)             0
        Patent costs payable                              53,923              0
        Accrued salaries and benefits                    (26,848)             0
                                                     -----------     -----------
          Total adjustments                               57,577        102,700
                                                     -----------     -----------
            Net cash used in operating activities         57,577        102,700
                                                     -----------     -----------
Cash Flows From Investing Activities
  Purchase of fixed assets                               (19,689)        (1,904)
  Purchase of intangible assets                         (140,798)             0
                                                     -----------     -----------
    Net cash used in investing activities               (160,487)        (1,904)
                                                     -----------     -----------
Cash Flows From Financing Activities
  Proceeds from notes and debentures                           0        280,000
  Proceeds from issuance of common stock                 990,807        236,900
  Payments on notes                                      (30,000)       (45,000)
                                                     -----------     -----------
    Net cash provided by financing activities            960,807        471,900
                                                     -----------     -----------

Net increase in cash                                     857,897        572,696
Cash at beginning of year                           $     17,426          4,096
                                                     -----------     -----------
Cash at end of year                                      875,323    $   576,792
                                                     ===========     ===========
Non-cash Transactions:
  Stock issued to pay debt                          $     40,000    $   105,000
                                                     -----------     -----------
  Stock issued to pay interest                      $      5,000    $   102,700
                                                     -----------     -----------
Supplemental Cash Flow Information:
  Cash paid for interest                            $         -
                                                     ===========

For purposes of the statement of cash flows, management considers all deposits and financial instruments with original maturities of less than three months to be cash and cash equivalents.

Material non-cash transactions not reflected in the statement of cash flows include:

  TheCompany issued common stock for the payment of debt in the $40,000 and issued common stock for the payment of interest in the amount of $5,000 as of September 30, 2000.

                            See accompanying notes.

                   NVID INTERNATIONAL, INC. AND SUBSIDIARY
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2000 AND 1999
                                  (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include those of NVID International,  Inc.
(NVID) and its wholly owned subsidiary, Aqua Bio Technologies, Inc. (Aqua Bio), hereafter collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-SB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. The accompanying unaudited financial statements and the notes should be read in conjunction with the Company's audited financial statements as of December 31, 1999 contained herein.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant cumulative net operating losses. The Company continues to raise capital and market its technologies in order to meet operational expenses. Nevertheless, its ability to continue as a going concern is dependent on obtaining capital and financing. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

                                    AUDIT REPORT

                              NVID INTERNATIONAL, INC.
                                   AND SUBSIDIARY

                              DECEMBER 31, 1999 AND 1998

                                    CONTENTS

                                                                   Page

INDEPENDENT AUDITORS' REPORT                                        53

FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         54

Consolidated Statements of Operations                               55

Consolidated Statements of Changes in Stockholders' Deficit         56

Consolidated Statements of Cash Flows                               57

Notes to Consolidated Financial Statements                          58-63

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
NVID International, Inc. and Subsidiary
Sarasota, Florida

We have audited the accompanying consolidated balance sheets of NVID International, Inc. and Subsidiary (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

June 28, 2000
Gainesville, Florida

                    NVID INTERNATIONAL, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1999 AND 1998

                                    ASSETS

                                                       1999          1998
                                                       ----          ----
                                                                   (RESTATED)
CURRENT ASSETS

Cash                                             $    17,426    $    4,096
Accounts Receivable                                   20,910        45,366
Inventory                                             40,079        38,633
                                                 -----------    ----------
TOTAL CURRENT ASSETS                                  78,415        88,095

PROPERTY AND EQUIPMENT                                21,883        31,299

OTHER ASSETS

Note Receivable from Stockholder                       5,000            --
Patent Pending                                       170,651        86,538
License Agreement                                     28,000        36,000
Deposits                                               3,145         3,145
                                                 -----------       -------
TOTAL OTHER ASSETS                                   206,796       125,683
                                                 -----------    ----------
TOTAL ASSETS                                     $   307,094    $  245,077
                                                 ===========    ==========

                       LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts Payable                                 $    48,205    $   63,079
Patent Costs Payable                                 130,026        90,162
Accrued Salaries and Benefits                        246,392       215,980
License Fee Payable                                       --        20,000
Debentures Payable                                    40,000            --
Notes Payable                                         63,726       102,271
                                                 -----------    ----------
TOTAL LIABILITIES                                    528,349       491,492

STOCKHOLDERS' DEFICIT
Common Stock; 50,000,000 Shares Authorized
at $.001 Par Value, 49,108,295 and 48,278,886
Shares Issued and Outstanding                         49,108        48,279
Additional Paid-In Capital                         5,563,648     4,851,618
Accumulated Deficit                               (5,834,011)   (5,146,312)
                                                 -----------    ----------
TOTAL STOCKHOLDERS' DEFICIT                         (221,255)     (246,415)
                                                 -----------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT      $   307,094    $  245,077
                                                 ===========    ==========

                               See accompanying notes.

                      NVID INTERNATIONAL, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          1999        1998
                                                          ----        ----
                                                                   (RESTATED)
SALES                                                  $ 49,336    $ 51,794

COST OF SALES                                            35,301      43,103
                                                       --------    --------
GROSS PROFIT                                             14,035       8,691

OPERATING EXPENSES
Personal Services                                       227,501     339,098
Travel                                                   93,839      64,071
Professional Services                                    96,035      64,681
Penalties and Fines                                      29,661      26,641
Research and Development                                 28,220      20,356
Rent                                                      9,812      18,020
Depreciation and Amortization                            19,319      16,345
Office Expenses                                          26,543      11,598
Telecommunications                                       14,374      10,863
Bad Debt Expense                                             --       7,780
Commissions                                              20,850       2,992
Marketing and Promotions                                 22,610          --
                                                      ---------    --------
TOTAL OPERATING EXPENSES                                588,764     582,445
                                                      ---------    --------
OPERATING LOSS                                         (574,729)   (573,754)

OTHER INCOME (EXPENSE)
Miscellaneous Income                                         --       7,079
Interest Expense                                       (112,970)    (38,298)
Loss on Sale of Assets                                       --      (8,402)
                                                      ---------   ---------
TOTAL OTHER INCOME (EXPENSE)                           (112,970)    (39,621)
                                                      ---------   ---------
NET LOSS                                              $(687,699)  $(613,375)
                                                      =========   =========


BASIC NET LOSS PER SHARE                              $    (.01)  $    (.01)
                                                      =========   =========
DILUTED NET LOSS PER SHARE                            $    (.01)  $    (.01)
                                                      =========   =========

                            See accompanying notes.

                      NVID INTERNATIONAL, INC. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                             ADDITIONAL
                         COMMON      STOCK     PAID-IN    ACCUMULATED
                         SHARES      AMOUNT    CAPITAL       DEFICIT     TOTALS
                         ------      ------   --------    -----------    -------
Balance,
January 1, 1998        44,258,435  $ 44,258  $4,638,510  $(4,532,937) $ 149,831

Common Stock Issued:
For Services              150,000       150       5,850           --      6,000
For Rent                   61,500        62       9,813           --      9,875
For Debt Service          440,898       441      14,785           --     15,226
For Cash                3,368,053     3,368     147,785           --    151,153
Value of Warrant
Issued                         --        --      34,875           --     34,875

Net Loss                       --        --          --     (613,375)  (613,375)
                      -----------   -------   ---------   -----------   --------
Balance,
December 31, 1998
As Restated            48,278,886    48,279   4,851,618   (5,146,312)  (246,415)
Common Stock Issued:
For Interest on Notes      20,000        20       2,680           --      2,700
For Convertible Debt    4,704,374     4,704     259,111           --    263,815
For Cash                7,367,563     7,368     387,080           --    394,448
Value of Embedded
Beneficial Conversion
Features of Convertible
Debt                           --        --     100,000           --    100,000
Broker's Fees and
Costs of
Convertible Debt               --        --     (48,104)          --    (48,104)
Common Stock
Cancelled             (11,262,528)  (11,263)     11,263           --         --

Net Loss                       --        --          --    (687,699)   (687,699)
                       ----------  --------  ----------   ----------   ---------
Balance,
December 31, 1999      49,108,295  $ 49,108  $5,563,648 $(5,834,011)  $(221,255)
                      ===========  ========  ==========   ==========   =========




                              See accompanying notes.

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                                             1999        1998
                                                             ----        ----
                                                                      (RESTATED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                 $(687,699)  $(613,375)
Adjustments to Reconcile Net Loss to Net
Cash Used by Operating Activities:
Depreciation and Amortization                               19,319      16,345
Loss on Sale of Assets                                          --       8,402
Bad Debt Expense                                            40,206       7,780
Common Stock Issued for Operating Expenses                   6,515      26,101
Interest Expense Added to Note                                  --      27,271
Value of Warrant included in Professional Services              --      34,875
Interest Expense from Beneficial Conversion
Feature of Convertible Debt                                100,000          --
Changes in:
Accounts Receivable                                        (15,750)    (21,760)
Inventory                                                   (1,446)     38,429
Note Receivable From Shareholder                            (5,000)         --
Accounts Payable                                           (14,874)     27,177
Patent Costs Payable                                         8,689      10,356
Accrued Salaries and Benefits                               30,412     215,980
                                                         ---------  ----------
NET CASH USED BY OPERATING ACTIVITIES                     (519,628)   (222,419)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received From Sale of Equipment                            --         500
Purchase of Intangible Assets-Patents and Licenses         (72,938)    (17,500)
Purchase of Fixed Assets                                    (1,903)         --
                                                         ---------  ----------
NET CASH USED BY INVESTING ACTIVITIES                      (74,841)    (17,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds From Notes and Debentures                         259,500      60,000
Payments on Notes                                          (38,545)         --
Proceeds From Issuance of Stock                            386,844     151,153
                                                         ---------    --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  607,799     211,153
                                                         ---------    --------
INCREASE (DECREASE) IN CASH                                 13,330     (28,266)
CASH AT BEGINNING OF YEAR                                    4,096      32,362
                                                         ---------   ---------
CASH AT END OF YEAR                                      $  17,426   $   4,096
                                                         =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid During the Year for Interest                   $   6,455   $   1,242
Noncash Investing and Financing Activities:
Accounts Payable Incurred for Intangible Assets          $  31,175   $  48,802
Note Created From Payment of License Fee                 $      --   $  20,000
Stock Issued as Payment For:
Services                                                 $      --   $   6,000
Rent                                                     $      --   $   9,875
Interest                                                 $   6,515   $  10,226
Debt                                                     $ 260,000   $   5,000



                               See accompanying notes.

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include those of NVID International,  Inc.
(NVID) and its wholly owned subsidiary, Aqua Bio Technologies, Inc. (Aqua Bio), hereafter collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

NVID was incorporated on August 26, 1984 under the state laws of Delaware. Aqua Bio (formerly d.b.a. Superior Aqua Products) was incorporated in the state of Florida on November 7, 1991. Effective November 14, 1994, NVID issued 18,281,500 shares of its common stock in exchange for 100 percent of the issued and outstanding common stock of Aqua Bio.

The Company is in the business of marketing and distributing electronic water purification systems. The system contains specially designed electrodes inside an "ion chamber". A safe, low, electronic charge is sent to the electrodes by a solid state control unit. This produces positive charged atoms called "ions" of copper and silver, which are concentrated to 60 ppb and injected into the process water where they attach and kill algae, bacteria, fungus, yeast, etc. The charged, dead microorganisms attach, forming larger particles which are removed by the existing filtration system. The system use is directed towards residential, commercial, industrial, and municipal applications.

The Company maintains corporate offices in Clearwater and Sarasota, Florida.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at net realizable value. There was no allowance for doubtful accounts at December 31, 1999 or 1998 since all receivables are deemed fully collectible. There are no identifiable concentrations of credit risk related to receivables.

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

The inventory of product held for sale is carried at the lower of cost or market value using the first-in-first-out method.

Property and Equipment

Property and equipment is recorded at its acquisition cost. Depreciation is provided using the straight-line method over the estimated useful lives of five to seven years.

Maintenance and repairs of property and equipment that do not improve or extend the life of the respective assets are charged to expense as incurred. Major renewals and betterments are treated as capital expenditures and depreciated accordingly.

When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts with any gain or loss on disposition reflected in the statement of operations.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization of the license agreement is computed using the straight-line method over the estimated useful life of five years. Amortization of patent costs will begin after the patents are issued.

Revenue and Cost Recognition

The Company utilizes the accrual method of accounting whereby revenue is recognized when earned and expenses are recognized when incurred. The earnings process is considered complete when products have been delivered or, for license fees, over the term of the license agreement.

Income Taxes

No provision for taxes has been made due to cumulative operating losses at December 31, 1999. The Company has net operating loss carryforwards of approximately $4,600,000 which will expire in 2009 through 2014. No tax benefit has been reported in the financial statements and the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

Earnings (Loss) Per Share

The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during the period.

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Reclassifications

Certain amounts presented for 1998 have been reclassified to conform to the 1999 presentation.

NOTE 2 - GOING CONCERN

The Company has incurred significant cumulative net operating losses. The Company continues to raise capital and market its technologies in order to meet operational expenses. Management expects revenue to increase significantly once patent applications are finalized and U.S. Department of Environmental Protection approvals are received.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                1999       1998
                                               Useful           ----       ----
                                               Lives
                                               ------
Manufacturing Equipment                       5 years        $  8,005  $  8,005
Trade Show Displays                           7 years          13,685    13,685
Demo Units                                    7 years          14,617    14,617
Computer Equipment                            5 years          29,067    27,164
                                                             --------  --------
Total                                                          65,374    63,471
Less Accumulated Depreciation                                 (43,491)  (32,172)
                                                             --------  --------
Property and Equipment, Net                                  $ 21,883  $ 31,299
                                                             ========  ========
Depreciation expense for the years ended December 31, 1999 and 1998 was $11,319 and $12,345 respectively.

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                1999       1998
                                                                ----       ----
Patent Pending                                              $170,651  $ 86,538
Less Accumulated Amortization                                      --        --
                                                             --------  --------
Patent Pending, Net                                         $170,651   $86,538
                                                             ========   =======
License Agreement                                            $ 40,000   $40,000
Less Accumulated Amortization                                 (12,000)   (4,000)
                                                             --------   -------
License Agreement, Net                                       $ 28,000   $36,000
                                                             ========   =======

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 4 - INTANGIBLE ASSETS (concluded)

Patent pending costs are being incurred to secure the patent on Axenol. The patent is expected to be received in 2000. The costs incurred include professional fees of the Company's patent attorney, who began working with the Company in 1995, and the costs of product testing, incurred all in 1999.

The license agreement gives the Company the rights to commercialize the random metering system (RMS). RMS products incorporate technologies to treat large volumes of water. The agreement has an initial term of two years with provisions for continuous renewal. However, management estimates that the Company will benefit from the agreement for no more than five years.

Amortization expense for the years ended December 31, 1999 and 1998 was $8,000 and $4,000 respectively.

NOTE 5 - PATENT COSTS PAYABLE AND STOCK WARRANT

The Company retains the services of a patent attorney (the attorney) to whom it owes $130,026 and $90,162 at December 31, 1999 and 1998, respectively. Of these amounts, $103,712 and $72,537 were capitalized as patent pending at December 31, 1999 and 1998, respectively. The balance was expensed as professional fees since the related projects are no longer active.

At December 30, 1998, the Company issued a warrant agreement providing the attorney the option to purchase 750,000 shares of stock at an exercise price of $.10 per share. The warrant may be exercised from December 31, 1999 to December 30, 2003. The warrant agreement gives the attorney the right to apply any portion of the outstanding balance owed by the Company for payment of the exercise price. The value of the warrant was recorded as additional paid-in capital and professional fees at the date of issuance.

NOTE 6 - NET LOSS PER SHARE

                                             Net Loss      Shares     Per Share
1999                                       (Numerator) (Denominator)    Amount
----                                       ----------   -----------   ---------
Basic Net Loss per Share:
Net Loss Attributable to
Common Stockholders                        $(687,699)   48,693,590      $(.01)
                                                                        ======
Effect of Dilutive Securities Warrants            --       750,000
                                           ---------    ----------
Diluted Net Loss per Share:
Net Loss Attributable to
Common Stockholders Plus
Assumed Conversions                        $(687,699)   49,443,590      $(.01)
                                           =========    ==========      ======

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 6 - NET LOSS PER SHARE (concluded)

1998
----
Basic Net Loss per Share:
Net Loss Attributable to
Common Stockholders                        $(613,375)   46,268,660      $(.01)
                                                                        ======
Effect of Dilutive Securities Warrants            --         4,110
                                           ---------    ----------
Diluted Net Loss per Share:
Net Loss Attributable to
Common Stockholders Plus
Assumed Conversions                        $(613,375)   46,272,770      $(.01)
                                           =========    ==========      ======

NOTE 7 - EQUITY TRANSACTIONS

The Company issues common stock 1) for cash, 2) in exchange for goods or services received, and 3) for debt conversions. Sales of stock for cash are comprised of a series of smaller transactions throughout both years. The typical purchase is not more than $20,000. When common stock is issued as payment for goods and services, the transaction is measured at the fair value of the goods or services received. Common stock is issued for convertible debt in accordance with the terms of the debt instrument.

Common stock issued on behalf of a former employee was cancelled when employment terminated prior to earning the right to ownership of the stock.

NOTE 8 - NOTES PAYABLE

Notes payable were due in June of 1999. However, the notes include options for the holders to extend the repayment terms or to require issuance of the Company's stock at the date of maturity. The notes have been extended without a specified due date. Interest accrues at 20%.

NOTE 9 - DEBENTURES PAYABLE

The Company sold convertible debentures with a face amount of $300,000 during 1999. These debentures entitle the holder, at any time, to convert all or any principal amount above $10,000 into common stock at a conversion price of 75% of the average closing bid price of the common stock as reported on the National Association of Securities Dealers Electronic Bulletin Board for up to 3 trading days immediately preceding the date of receipt by the Company of a Notice of Conversion. The Company received $259,500 in cash, which is the net of the face value and $40,500 of fees and commissions. Holders converted $260,000, of these debentures to common stock, leaving $40,000 payable at December 31, 1999.

                     NVID INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 9 - DEBENTURES PAYABLE (concluded)

The balance bears interest and matures as follows:

                     Maturity        Interest Rate       Amount
                   -----------       -------------       -------
                   April, 2000            8%             $10,000
                   July, 2000             2%              30,000
                                                         -------
                   Total                                 $40,000
                                                         =======

Fees and commissions were charged to additional paid-in capital since the debentures were convertible at 75% of the price of the shares.

NOTE 10 - FINAL JUDGEMENT

On April 7, 1997, the Company was named as a defendant in civil litigation brought by the United States Securities Exchange Commission ("Commission") stemming from the actions of two Company officers arrested for misappropriation of stockholder funds and fraud. On April 5, 1997, the two officers and two additional members of the Company's board of directors resigned from their positions with the Company. On April 15, 1998, following negotiations between the Company's new management and the Commission, the Company executed a Consent and Stipulation for Final Judgment ("Consent Judgment"), which was approved on August 14, 1998. The Consent Judgment, which terminated the Commission's proceedings against the Company, included a full settlement, without adjudication of any facts or law, in which the Company agreed to transfer to the Commission $256,500.00 of the Company's receivables and pay $25,000.00 to a receiver for distribution to defrauded investors. The $256,500.00 was transferred in 1997, in anticipation of the Consent Judgment, and the $25,000.00 was paid in 1998 and is included in penalties and fines.

NOTE 11 - SUBSEQUENT EVENTS

On February 29, 2000, the Securities and Exchange Commission delisted the Company's shares due to noncompliance with filing requirements.

On March 27, 2000, the number of shares of common stock of the Company authorized to be issued increased to 100,000,000 shares.

NOTE 12 - PRIOR PERIOD ADJUSTMENT

The financial statements as of and for the year ended December 31, 1998 were restated to reflect professional fees of $34,875 for the issuance of a stock warrant.

                                    PART III

DESCRIPTION OF EXHIBITS.
-----------------------

2.1   Certificate of Incorporation dated August 20, 1984. *

2.2 Certificate of Amendment of Certificate of Incorporation dated March 31, 1985. *

2.3 Certificate of Correction of Certificate of Amendment of Certificate of Incorporation dated October 15, 1985. *

2.4   Certificate for Renewal and Revival of Charter dated October 19, 1994. *

2.5 Certificate of Amendment of Certificate of Incorporation filed October 24, 1994. *

2.6   Certificate of Amendment of Certificate of Incorporation filed May 26,
      1995. *

2.7   Certificate for Renewal and Revival of Charter dated December 9, 1996. *

2.8 Certificate of Amendment of Certificate of Incorporation dated February 5, 1999.*

2.9   Certificate of Amendment of Certificate of Incorporation dated May 12,
      2000. *

2.10  By-Laws. *

10.1 Distribution and License Agreement dated August 26, 1998 between EHPC Ionization, Ltd., ABT, NVID International, Inc. & EHPC, Ltd. *

10.2 Licensing Agreement dated November 10, 1998 between EHPC Ionization, Ltd., and Wallace & Tiernan, Ltd. *

10.3 Non-Exclusive License Agreement dated November 10, 1998 between EHPC Ionization, Ltd. and Wallace & Tiernan, Ltd. *

10.4 Supplemental Letter Agreement dated November 10, 1998 between EHPC Ionization, Ltd. and Wallace & Tiernan, Ltd. *

10.5 Standard Manufacturing Agreement dated November 30, 1998 between NVID International, Inc. and ETIH20. *

10.6 Standard Manufacturing Agreement (Pacific Rim Countries) dated September 17, 1999 between NVID International, Inc. and ETIH20. *

10.7 Royalty Letter Agreement and Affirmation dated September 23, 1999 between NVID International, Inc., ABT and Andrew B. Arata.*

10.8 License Agreement dated November 12, 1999 between NVID International, Inc., EHPC Ionization, Ltd. and Innovative Medical Services.*

10.9 License Agreement dated November 24, 1999 between NVID International, Inc. and Innovative Medical Services.*

21     List of Subsidiaries.*


*     Previously filed.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 21, 2000.

                                    NVID INTERNATIONAL, INC.


                                    By:/s/ David Larson
                                       -----------------------
                                       David Larson, President